Exhibit 2.1

Execution Copy

AGREEMENT AND PLAN OF MERGER

by and among

HARPOON ACQUISITION CORPORATION,

HARPOON MERGER CORPORATION

and

OPEN SOLUTIONS INC.

Dated as of October 14, 2006

i

ii

Exhibits

Exhibit A – Form of Certificate of Incorporation of the Surviving Corporation

iii

AGREEMENT AND PLAN OF MERGER, dated as of October 14, 2006 (this “Agreement”), among HARPOON ACQUISITION CORPORATION, a Delaware corporation (“Parent”), HARPOON MERGER CORPORATION, a Delaware corporation and a wholly-owned subsidiary of Parent (“Merger Co”), and OPEN SOLUTIONS INC, a Delaware corporation (the “Company”).

WHEREAS, the respective Boards of Directors of each of the Company, Parent and Merger Co (and with respect to the Company, based on the unanimous recommendation of the Special Committee of the Board of Directors of the Company (the “Special Committee”)) deem it in the best interests of their respective stockholders to consummate the merger (the “Merger”), on the terms and subject to the conditions set forth in this Agreement, of Merger Co with and into the Company, and such Boards of Directors have approved this Agreement and declared its advisability (and, in the case of the Board of Directors of the Company (the “Company Board”), recommended that this Agreement be adopted by the Company’s stockholders).

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements herein contained, and intending to be legally bound hereby, Parent, Merger Co and the Company hereby agree as follows:

ARTICLE I.
THE MERGER

SECTION 1.01       The Merger.  Upon the terms and subject to the conditions set forth in Article VII, and in accordance with the General Corporation Law of the State of Delaware (the “DGCL”), at the Effective Time, Merger Co shall be merged with and into the Company.  At the Effective Time, the separate corporate existence of Merger Co shall cease and the Company shall continue as the surviving corporation of the Merger (the “Surviving Corporation”).

SECTION 1.02       Closing.  Unless this Agreement shall have been terminated in accordance with Section 8.01 or another time, date and/or place is agreed to in writing by Parent and the Company, the closing of the Merger (the “Closing”) will take place at 11:00 a.m., New York time, at the offices of Latham & Watkins LLP, 885 Third Avenue, Suite 1000, New York, NY, 10022-4834, on the third business day after the satisfaction or waiver of the conditions set forth in Article VII (excluding conditions that, by their terms, cannot be satisfied until the Closing but subject to the satisfaction or waiver of such conditions at the Closing); provided, however, that if the fifth calendar day after the final day of the Marketing Period (as herein defined) has not occurred at the time of the satisfaction or waiver of the conditions set forth in Article VII (excluding conditions that, by their terms, cannot be satisfied until the Closing but subject to the satisfaction or waiver of such conditions at the Closing), the Closing shall occur on the date following the satisfaction or waiver of such conditions that is specified by Parent on no less than three business days’ notice to the Company, such date to occur no later than five calendar days after the final day of the Marketing Period.  The date on which the Closing actually occurs is hereinafter referred to as the “Closing Date”.

SECTION 1.03       Effective Time.  Upon the terms and subject to the conditions set forth in this Agreement, on the Closing Date, the parties hereto shall file, or cause to be filed, a certificate of merger (the “Certificate of Merger”) in such form as is required by, and executed and acknowledged in accordance with, the relevant provisions of the DGCL.  The Merger shall become effective at such date and time as the Certificate of Merger is duly filed with the Secretary of State of the State of Delaware or at such subsequent date and time as Merger Co and the Company shall agree and specify in the Certificate of Merger.  The date and time at which the Merger becomes effective is referred to in this Agreement as the “Effective Time”.

SECTION 1.04       Effect of the Merger.  At the Effective Time, the effect of the Merger shall be as provided in Section 259 of the DGCL.

SECTION 1.05       Certificate of Incorporation; Bylaws.  (a)  At the Effective Time, the Certificate of Incorporation of the Company as in effect immediately prior to the Effective Time shall be amended as of the Effective Time to read in its entirety as set forth in Exhibit B attached hereto and, as so amended, shall be the Certificate of Incorporation of the Surviving Corporation until thereafter amended (subject to the requirements of Section 6.05(a)) in accordance with the provisions thereof and as provided by Law.

(b)              At the Effective Time, the Bylaws of Merger Co as in effect immediately prior to the Effective Time shall be the Bylaws of the Surviving Corporation until thereafter amended as provided by Law, the Certificate of Incorporation of the Surviving Corporation and such Bylaws.

SECTION 1.06       Directors and Officers.  The directors of Merger Co immediately prior to the Effective Time shall be the initial directors of the Surviving Corporation, each to hold office in accordance with the Certificate of Incorporation and Bylaws of the Surviving Corporation, and the officers of the Company immediately prior to the Effective Time shall be the initial officers of the Surviving Corporation, each to hold office in accordance with the Certificate of Incorporation and Bylaws of the Surviving Corporation,  in each case until their respective successors are duly elected or appointed and qualified or until the earlier of their death, resignation or removal.

ARTICLE II.
CONVERSION OF SECURITIES; EXCHANGE OF CERTIFICATES

SECTION 2.01       Conversion of Securities.  At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Co, the Company or the holders of any of the following securities:

(a)               Conversion of Company Common Stock.  Each share of common stock, par value $.01 per share, of the Company (the “Company Common Stock”) issued and outstanding immediately prior to the Effective Time (such shares, including any shares issued upon conversion of the Convertible Notes, the “Shares”) (other than any Shares to be cancelled pursuant to Section 2.01(b) and any Dissenting Shares) shall be canceled and shall be converted automatically into the right to receive $38.00 in cash, without interest (the “Merger Consideration”), payable upon surrender in the manner provided in Section 2.02 of the certificate that formerly evidenced such Share (a “Certificate”).

(b)              Cancellation of Treasury Stock and Parent and Merger Co-Owned Stock.  Each share of Company Common Stock held in the treasury of the Company and each share of

Company Common Stock owned by Parent, Merger Co or any direct or indirect wholly-owned subsidiary of Parent or Merger Co or any direct or indirect wholly-owned Subsidiary of the Company immediately prior to the Effective Time shall automatically be canceled without any conversion thereof and no payment or distribution shall be made with respect thereto.

(c)               Capital Stock of Merger Co.  Each share of common stock, par value $.01 per share, of Merger Co issued and outstanding immediately prior to the Effective Time shall be converted into and become one validly issued, fully paid and nonassessable share of common stock, par value $.01 per share, of the Surviving Corporation.  Following the Effective Time, each certificate evidencing ownership of shares of Merger Co common stock shall evidence ownership of such shares of the Surviving Corporation.

(d)              Adjustments.  If, between the date of this Agreement and the Effective Time, there is a reclassification, recapitalization, stock split, stock dividend, subdivision, combination or exchange of shares with respect to, or rights issued in respect of, the Shares (other than the conversion of Convertible Notes into Shares or the issuance of Shares upon the exercise of Company Stock Options or the vesting of RSUs), the Merger Consideration shall be adjusted accordingly, without duplication, to provide the holders of Shares the same economic effect as contemplated by this Agreement prior to such event.

SECTION 2.02       Exchange of Certificates.  (a)   Paying Agent.  Prior to the Effective Time, the Company shall (i) appoint a bank or trust company reasonably acceptable to Parent (the “Paying Agent”), and (ii) enter into a paying agent agreement, in form and substance reasonably acceptable to Parent, with such Paying Agent, to serve as the Paying Agent for the payment of the Merger Consideration in accordance with this Article II and payments in respect of the Company Stock Options and RSUs unless another agent is designated as provided in Section 2.04(a) or Section 2.04(b).  At the Effective Time, the Surviving Corporation shall deposit, or Parent shall cause the Surviving Corporation to deposit, with the Paying Agent for the benefit of the holders of Shares, Company Stock Options and RSUs, cash in an amount sufficient to pay the aggregate Merger Consideration required to be paid pursuant to Section 2.01(a) plus any cash payable to holders of Company Stock Options and RSUs pursuant to Section 2.04 (such cash being hereinafter referred to as the “Exchange Fund”).  The Exchange Fund shall not be used for any other purpose.  The Exchange Fund shall be invested by the Paying Agent as directed by the Surviving Corporation; provided, however, that such investments shall be in obligations of or guaranteed by the United States of America or any agency or instrumentality thereof and backed by the full faith and credit of the United States of America, in commercial paper obligations rated A-1 or P-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively, or in certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding $1 billion (based on the most recent financial statements of such bank which are then publicly available).  Any net profit resulting from, or interest or income produced by, such investments shall be payable to the Surviving Corporation.

(b)              Exchange Procedures.  As promptly as practicable after the Effective Time, but in any event within 4 business days after the Effective Time, the Company shall cause the Paying Agent to mail to each Person who was, immediately prior to the Effective Time, a holder of record of Shares entitled to receive the Merger Consideration pursuant to

Section 2.01(a):  (i) a letter of transmittal (which shall be in customary form and shall specify that delivery shall be effected, and risk of loss and title to the Certificates evidencing such Shares shall pass, only upon proper delivery of the Certificates to the Paying Agent) and (ii) instructions for use in effecting the surrender of the Certificates in exchange for the Merger Consideration.  Upon surrender to the Paying Agent of a Certificate or Certificates for cancellation, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other documents as may be reasonably required by the Paying Agent, the holder of such Certificate shall be entitled to receive in exchange therefor the amount of cash that such holder has the right to receive in respect of the Shares formerly represented by such Certificate pursuant to Section 2.01(a), and the Certificate so surrendered shall forthwith be cancelled.  In the event of a transfer of ownership of Shares that is not registered in the transfer records of the Company, payment of the Merger Consideration may be made to a Person other than the Person in whose name the Certificate so surrendered is registered if the Certificate representing such Shares shall be properly endorsed or otherwise be in proper form for transfer and the Person requesting such payment shall pay any transfer or other taxes required by reason of the payment of the Merger Consideration to a Person other than the registered holder of such Certificate or establish to the reasonable satisfaction of the Surviving Corporation that such tax has been paid or is not applicable.  Until surrendered as contemplated by this Section 2.02, each Certificate shall be deemed at all times after the Effective Time to represent only the right to receive upon such surrender the Merger Consideration to which the holder of such Certificate is entitled pursuant to this Article II.  No interest shall be paid or will accrue on any cash payable to holders of Certificates pursuant to the provisions of this Article II.

(c)               No Further Rights.  From and after the Effective Time, holders of Certificates shall cease to have any rights as stockholders of the Company, except as otherwise provided herein or by Law.

(d)              Exchange Fund for Dissenting Shares.  Any portion of the Exchange Fund deposited with the Paying Agent pursuant to Section 2.02(a) to pay for Shares that become Dissenting Shares shall be delivered to the Surviving Corporation upon demand following the filing of a petition for appraisal of the Shares with the Delaware Court of Chancery; provided, however, that Parent and the Surviving Corporation shall remain liable for payment of the Merger Consideration for such Shares held by any stockholder who shall have failed to perfect or who otherwise shall have withdrawn or lost such stockholder’s rights to appraisal of such Shares under Section 262 of the DGCL (“Section 262”).

(e)               Termination of Exchange Fund.  Any portion of the Exchange Fund that remains undistributed to the holders of Shares for one year after the Effective Time shall be delivered to the Surviving Corporation, upon demand, and any holders of Shares who have not theretofore complied with this Article II shall thereafter look only to the Surviving Corporation for, and the Surviving Corporation shall remain liable for, payment of their claim for the Merger Consideration.  Any portion of the Exchange Fund remaining unclaimed by holders of Shares as of a date which is immediately prior to such time as such amounts would otherwise escheat to or become property of any Governmental Authority shall, to the extent permitted by applicable Law, become the property of the Surviving Corporation on such date, free and clear of any claims or interest of any Person previously entitled thereto.

(f)               No Liability.  None of the Paying Agent, Parent, Merger Co or the Surviving Corporation shall be liable to any holder of Shares for any such Shares (or dividends or distributions with respect thereto), or cash properly delivered to a public official pursuant to any abandoned property, escheat or similar Law.

(g)              Withholding Rights.  Each of the Paying Agent, the Surviving Corporation and Merger Co shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of Shares such amounts as it is required to deduct and withhold with respect to such payment under all applicable Tax laws and pay such withholding amount over to the appropriate taxing authority.  To the extent that amounts are so properly withheld by the Paying Agent, the Surviving Corporation or Merger Co, as the case may be, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the Shares in respect of which such deduction and withholding was made by the Paying Agent, the Surviving Corporation or Merger Co, as the case may be.

(h)              Lost Certificates.  If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by the Surviving Corporation, the posting by such Person of a bond, in such reasonable amount as the Surviving Corporation or the Paying Agent may direct, as indemnity against any claim that may be made against the Surviving Corporation with respect to such Certificate, the Paying Agent shall pay in respect of such lost, stolen or destroyed Certificate the Merger Consideration to which the holder thereof is entitled pursuant to Section 2.01(a).

SECTION 2.03       Stock Transfer Books.  At the Effective Time, the stock transfer books of the Company shall be closed and there shall be no further registration of transfers of Shares thereafter on the records of the Company other than to settle transfers of Shares that occurred prior the Effective Time.  On or after the Effective Time, any Certificates presented to the Paying Agent or the Surviving Corporation for any reason shall be cancelled against delivery of the Merger Consideration to which the holders thereof are entitled pursuant to Section 2.01(a).

SECTION 2.04       Company Stock Options.  (a)  Except as provided for in Section 2.04(b), each option to purchase shares of Company Common Stock (the “Company Stock Options”) granted under any plan arrangement or agreement, other than the ESPP (the “Company Stock Plans”), which is outstanding immediately prior to the Effective Time, whether or not then exercisable or vested, shall by virtue of the Merger and without any action on the part of the Parent, Merger Co, the Company or the holder thereof, be converted into and shall become a right to receive an amount in cash, without interest, with respect to each share that such Company Stock Option is then convertible into, equal to the excess, if any, of the Merger Consideration over the per share exercise price of such Company Stock Option (such amount being hereinafter referred to as the “Option Merger Consideration”) and each Company Stock Option shall be canceled at the Effective Time.  The payment of Option Merger Consideration to the holder of a Company Stock Option shall be reduced by any income or employment tax withholding required under the Code or any provision of state, local or foreign Tax Law.  To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of such Company Stock Option.  The Company agrees to take any and all actions necessary to effectuate immediately prior to the Effective Time the cancellation of all Company Stock Options that are eligible for the Option Merger Consideration pursuant to this Section 2.04(a).   All payments with respect to Company Stock Options shall be made by the Paying Agent (or such other agent reasonably acceptable to Parent as the Company shall designate prior to the Effective Time, which may be the Company’s payroll agent) as promptly as reasonably practicable after the Effective Time from funds deposited by or at the direction of the Surviving Corporation to pay such amounts in accordance with Section 2.02(a).

(b)              Notwithstanding the provisions of Section 2.04(a) that provide for the cancellation of the unexercised Company Stock Options, Parent, in its sole discretion, may permit the holders of certain Company Stock Options (the “Rollover Optionees”) to exchange some or all of their outstanding Company Stock Options and receive substituted options to purchase common stock of Parent on such terms and conditions as are reasonably acceptable to Parent.  Section 2.04(b) of the disclosure schedule delivered by the Company to Parent and Merger Co concurrently with the execution and delivery of this Agreement (the “Company Disclosure Schedule”) sets forth the Rollover Optionees, which schedule may be amended and revised by Parent prior to the Closing Date.  Parent intends that the exchange and substitution of the Company Stock Options for new options shall be effected in a manner, including but not limited to adjustments to the exercise price of the new options, that satisfies the requirements of Section 409A of the Code and the requirements of Treasury Regulation Section 1.424-1 to the extent that such requirements can be satisfied in light of the intended terms of the new options.   Parent and the Company will cooperate to take such actions as they reasonably agree are necessary to effectuate the transactions contemplated by this Section 2.04(b).

SECTION 2.05       Restricted Shares; RSUs.

(a)               As of the Effective Time, except as otherwise agreed by Parent and a holder of Restricted Shares with respect to such holder’s Restricted Shares, each award of Restricted Shares which is outstanding immediately prior to the Effective Time shall vest in full and become free of applicable lapse restrictions as of the Effective Time and shall, as of the Effective Time, be canceled and converted into the right to receive the Merger Consideration in accordance with Section 2.01(a).

(b)              As of the Effective Time, except as otherwise agreed by Parent and a holder of RSUs with respect to such holder’s RSUs, each award of RSUs which is outstanding immediately prior to the Effective Time shall vest in full and become free of applicable lapse restrictions as of the Effective Time and shall, as of the Effective Time, be canceled and extinguished, and the holder thereof shall be entitled to receive an amount in cash equal to (i) the product of (A) the number of shares previously subject to such RSU and (B) the Merger Consideration, and the (ii) the value of any deemed dividend equivalents accrued but unpaid with respect to such RSUs, less any amounts required to be withheld under any applicable Law.  All payments with respect to canceled RSUs shall be made by the Paying Agent (or such other agent reasonably acceptable to Parent as the Company shall designate prior to the Effective Time, which may be the Company’s payroll agent) as promptly as reasonably practicable after the Effective Time from funds deposited by or at the direction of the Surviving Corporation to pay such amounts in accordance with Section 2.02(a).

SECTION 2.06       Dissenting Shares.  (a)  Notwithstanding any provision of this Agreement to the contrary and to the extent available under the DGCL, Shares that are outstanding immediately prior to the Effective Time and that are held by any stockholder who is entitled to demand and properly demands (and does not timely withdraw such demand) the appraisal of such Shares (the “Dissenting Shares”) pursuant to, and who complies in all respects with, the provisions of Section 262 shall not be converted into, or represent the right to receive, the Merger Consideration.  Any such stockholder shall instead be entitled to receive payment of the fair value of such stockholder’s Dissenting Shares in accordance with the provisions of Section 262; provided, however, that all Dissenting Shares held by any stockholder who shall have failed to perfect or who otherwise shall have withdrawn, in accordance with Section 262, or lost such stockholder’s rights to appraisal of such Shares under Section 262 shall thereupon be deemed to have been converted into, and to have become exchangeable for, as of the Effective Time, the right to receive the Merger Consideration, without any interest thereon, upon surrender of the Certificate or Certificates that formerly evidenced such Shares in the manner provided in Section 2.02(b), and the Surviving Corporation shall remain liable for the payment thereof.

(b)              The Company shall give Parent (i) prompt notice of any demands received by the Company for appraisal of any Shares and withdrawals of such demands and (ii) the opportunity to participate in and direct all negotiations and proceedings with respect to demands for appraisal under the DGCL.  The Company shall not, except with the prior written consent of Parent, make any payment or agree to make any payment with respect to any demands for appraisal or offer to settle or settle any such demands.

ARTICLE III.
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except (i) as set forth in the disclosure letter delivered to Parent and Merger Co by the Company concurrently with entering into this Agreement (the “Company Disclosure Schedule”) or (ii) as disclosed in the Company’s Annual Report on Form 10-K for the year ended December 31, 2005 or the Company’s Quarterly Reports on Form 10-Q for the periods ended March 31, 2006 and June 30, 2006, other than disclosures in the “Risk Factors” sections thereof and any other disclosures included in such filings that are predictive or forward-looking in nature, the Company hereby represents and warrants to each of Parent and Merger Co that:

SECTION 3.01       Organization and Qualification.  Each of the Company and each subsidiary of the Company (each, a “Subsidiary”) is a corporation, limited company, limited partnership, limited liability company or other business entity duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization (with respect to jurisdictions that recognize the concept of good standing) and has the requisite corporate, limited company, partnership, limited liability company, or other business entity (as the case may be) power and authority and all necessary governmental approvals to own, lease and operate its properties and to carry on its business as it is now being conducted, except, in the case of the Subsidiaries, where the failure to be so organized, existing and in good standing or have such power and authority or possess such governmental approvals has not had, and would not reasonably be expected to have, a Company Material Adverse Effect.  The Company and each Subsidiary is duly qualified or licensed as a foreign corporation to do business, and is in good standing (with respect to jurisdictions that recognize the concept of good standing), in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such qualification or licensing necessary, except where the failure to be so qualified or licensed and in good standing has not had, and would not reasonably be expected to have, a Company Material Adverse Effect.

SECTION 3.02       Certificate of Incorporation and Bylaws.  The Company has made available to Parent a complete and correct copy of the Certificate of Incorporation and the Bylaws (or similar organizational documents), each as amended to the date hereof, of the Company and each Subsidiary.  Such Certificates of Incorporation and Bylaws (or similar organizational documents) are in full force and effect.

SECTION 3.03       Capitalization  .  (a)  The authorized capital stock of the Company consists of (i) 95,000,000 shares of Company Common Stock and (ii) 5,000,000 shares of preferred stock, par value $.01 per share (“Company Preferred Stock”).  As of September 30, 2006 (the “Capitalization Date”), there were (i) 20,797,202 shares of Company Common Stock issued and outstanding of which 546,134 shares of Company Common Stock were held in the Company’s treasury and 20,251,068 were outstanding, (ii) Company Stock Options to purchase an aggregate of 3,524,054 shares of Company Common Stock, issued and outstanding, (iii) RSUs with respect to an aggregate of 253,274 shares of Company Common Stock, (iv) 2,000,000 shares of Company Common Stock available for issuance under the Company’s Employee Stock Purchase Plan (the “ESPP”) and 8,236,298 shares of Company Common Stock reserved for issuance under Company Stock Plans (including shares reserved pursuant to outstanding Company Stock Options) other than the ESPP, (v) 4,964,204 shares of Company Common Stock were reserved for issuance upon conversion of the Convertible Notes, (vi) no shares of Company Preferred Stock were issued and outstanding and (vii) no shares of Company Common Stock were held by the Subsidiaries.  All outstanding Shares are duly authorized, validly issued, fully paid and non-assessable, and are not subject to and were not issued in violation of any preemptive or similar right, purchase option, call or right of first refusal or similar right.  Since the Capitalization Date through the date of this Agreement, other than in connection with the issuance of Shares pursuant to the exercise of Company Stock Options, the conversion of Convertible Notes or vesting of awards, Restricted Shares or RSUs, in each case outstanding as of the Capitalization Date, there has been no change in the number of Shares of outstanding or reserved capital stock of the Company or the number of outstanding Company Stock Options, Restricted Shares, RSUs or Convertible Notes.    Section 3.03(a)(i) of the Company Disclosure Schedule sets forth, as of the Capitalization Date, the exercise price of, and the number of Shares issuable under, each Company Stock Option, Restricted Share, RSU or other right set forth on Section 3.03(d) of the Company Disclosure Schedule.  Section 3.03(a)(ii) of the Company Disclosure Schedule sets forth, as of the Capitalization Date, the amount of contributions made to the ESPP through such date.

(b)              Except as set forth in Section 3.03(a) and except for the indenture governing the Convertible Notes (the “Indenture”), there are no (i) subscriptions, calls, contracts, options, warrants or other rights, agreements, arrangements, understandings, restrictions or commitments of any character to which the Company or any Subsidiary is a party or by which the Company or any Subsidiary is bound relating to the issued or unissued capital stock or equity interests of the Company or any Subsidiary or obligating the Company or any Subsidiary to issue or sell any shares of capital stock of, other equity interests in or debt securities of, the Company or any Subsidiary, (ii) securities of the Company or securities convertible, exchangeable or exercisable for shares of capital stock or equity interests of the Company or any Subsidiary, or (iii) equity equivalents, stock appreciation rights or phantom stock, ownership interests in the Company or any Subsidiary or similar rights.  All shares of Company Common Stock subject to issuance as set forth in Section 3.03(a) are duly authorized and, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, will be validly issued, fully paid and nonassessable and free of preemptive (or similar) rights.  Except for the Indenture, there are no outstanding contractual obligations of the Company or any Subsidiary to repurchase, redeem or otherwise acquire any securities or equity interests of the Company or any Subsidiary or to vote or to dispose of any shares of capital stock or equity interests of the Company or any Subsidiary.  None of the Company or any Subsidiary is a party to any stockholders’ agreement, voting trust agreement or registration rights agreement relating to any equity securities or equity interests of the Company or any Subsidiary.  No dividends on the Company Common Stock have been declared or paid.  All of the Shares have been issued by the Company in compliance with applicable Laws, including applicable federal securities Laws.  Other than the Convertible Notes, there are no outstanding bonds, debentures, notes or other indebtedness of the Company or any of its Subsidiaries having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matter for which the Company’s stockholders may vote.

(c)               Each outstanding share of capital stock (or other unit of equity interest) of each Subsidiary is duly authorized, validly issued, fully paid and nonassessable and was issued free of preemptive (or similar) rights, and each such share or unit is owned by the Company, by one or more wholly-owned Subsidiaries of the Company, or by the Company and one or more wholly-owned Subsidiaries of the Company, free and clear of all options, rights of first refusal, agreements, limitations on the Company’s or any Subsidiary’s voting, dividend or transfer rights, charges and other encumbrances or Liens of any nature whatsoever.

(d)              Section 3.03(d)(i) of the Company Disclosure Schedule sets forth, as of the Capitalization Date, the name of the record holder of each Company Stock Option, Restricted Share, RSU and other right to purchase, sell, otherwise dispose of or receive Shares under the Company Stock Plans and the expiration date thereof and the vesting date thereof.  A true and complete list of all Subsidiaries, together with the jurisdiction of incorporation of each Subsidiary, is set forth in Section 3.03(d)(ii) of the Company Disclosure Schedule.

(e)               Section 3.03(e) of the Company Disclosure Schedule lists any and all Persons of which the Company directly or indirectly owns an equity or similar interest, or an interest convertible into or exchangeable or exercisable for an equity or similar interest, of less than 50% (collectively, the “Investments”).  The Company or a Subsidiary, as the case may be, owns all Investments free and clear of all Liens, and there are no outstanding contractual obligations of the Company or any Subsidiary permitting or requiring the repurchase, redemption or other acquisition of any of its interest in the Investments or requiring the Company or any Subsidiary to provide funds to, make or acquire any investment (in the form of a loan, capital contribution or otherwise) in, provide any guarantee with respect to, or assume, endorse or otherwise become responsible for the obligations of, any Investment or any equity interest in any Person.

SECTION 3.04       Authority Relative to This Agreement.  The Company has all necessary corporate power and authority to execute and deliver this Agreement and, subject to the adoption of this Agreement by the affirmative vote of the holders of a majority of the outstanding shares of Company Common Stock entitled to vote thereon (the “Requisite Stockholder Vote”), to perform its obligations hereunder and to consummate the Merger and the other transactions contemplated by this Agreement to be consummated by the Company (the “Other Transactions”).  Assuming the accuracy of Parent’s representations and warranties in Section 4.10, the execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the Merger and the Other Transactions have been duly and validly authorized by the Board of Directors of the Company, and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement or to consummate the Merger or such Other Transactions (other than the adoption of this Agreement by the Requisite Stockholder Vote and the filing of the Certificate of Merger).  This Agreement has been duly and validly executed and delivered by the Company and, assuming the due authorization, execution and delivery by Parent and Merger Co, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to the effect of any applicable bankruptcy, insolvency (including all laws relating to fraudulent transfers), reorganization, moratorium or similar laws affecting creditors’ rights generally and subject to the effect of general principles of equity.

SECTION 3.05       No Conflict; Required Filings and Consents.  (a)  The execution and delivery of this Agreement by the Company do not, and the performance of this Agreement by the Company and the consummation by the Company of the Merger and the Other Transactions will not, (i) conflict with, violate or result in a breach of (A) the Certificate of Incorporation or Bylaws of the Company or (B) similar organizational documents of any Subsidiary, (ii) assuming that all consents, approvals and other authorizations described in Section 3.05(b) and the Requisite Stockholder Vote have been obtained and that all filings and other actions described in Section 3.05(b) have been made or taken, conflict with or violate any U.S. federal, state or local or foreign statute, law, ordinance, regulation, rule, code, executive order, judgment, decree or similar order (“Law”) applicable to the Company or any Subsidiary or by which any property or asset of the Company or any Subsidiary is bound or affected, or (iii) result in any breach or violation of or constitute a default (or an event which, with notice or lapse of time or both, would become a default) under, require consent or result in a loss of a material benefit under, give rise to a material obligation under, give to others any right of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien on any property or asset of the Company or any Subsidiary pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other binding commitment, instrument or obligation (each, a “Contract”) to which the Company or any Subsidiary is a party or by which the Company or a Subsidiary or any property or asset of the Company or any Subsidiary is bound or affected, except, with respect to clauses (i)(B), (ii) and (iii), for any such conflicts, violations, breaches, defaults or other occurrences which have not had, and would not reasonably be expected to have, a Company Material Adverse Effect.

(b)              The execution and delivery of this Agreement by the Company do not, and the performance of this Agreement by the Company and the consummation by the Company of the Merger and the Other Transactions will not, require any consent, approval, authorization or permit of, or filing with or notification to, any supranational, national, provincial, federal, state or local or government, regulatory or administrative authority, or any court, tribunal, or judicial or arbitral body (a “Governmental Authority”), except for such consents, approvals, authorizations, permits, filings or notifications arising under (i) applicable requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), (ii) the pre-merger notification requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and Other Antitrust Laws of any other applicable jurisdiction, (iii) the filing with the Securities and Exchange Commission (the “SEC”) of a proxy statement relating to the adoption of this Agreement by the Company’s stockholders (as amended or supplemented from time to time, the “Proxy Statement”), (iv) any filings required by, and any approvals required under, the rules and regulations of the NASDAQ National Market, (v) the filing of the Certificate of Merger and any other appropriate merger documents as required by the DGCL, (vi) compliance with any applicable foreign or state securities or blue sky laws, and (vii) such consents, approvals, authorizations, permits, filings or notifications, the failure of which to obtain or make has not had, and would not reasonably be expected to have, a Company Material Adverse Effect.

SECTION 3.06       Permits; Compliance.  (a)  Each of the Company and each Subsidiary is in possession of all franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals and orders of any Governmental Authority necessary for each such entity to own, lease and operate its properties or to carry on its business as it is now being conducted (the “Company Permits”) and no default has occurred under any such Company Permit, and, to the knowledge of the Company, no written notice of violation has been received from any Governmental Authority, except where the failure to have, or the suspension or cancellation of, or defaults under, or violations of, any Company Permit have not had, and would not reasonably be expected to have, a Company Material Adverse Effect.  As of the date hereof, to the knowledge of the Company, neither it nor any Subsidiary has received any written notification from any Governmental Authority threatening to revoke any such Person’s Company Permit, the revocation of which Company Permit would have, or would reasonably be expected to have, a Company Material Adverse Effect.

(b)              Each of the Company and each Subsidiary is, and at all times since January 1, 2003, has been, in compliance with any Law applicable to such entity or by which any property or asset of such entity is bound or affected, and has not received written notice of any violation of any such Law, except such instances of non-compliance and such violations as have not had, and would not reasonably be expected to have, a Company Material Adverse Effect.

(c)               Except as has not had, and would not reasonably be expected to have, a Company Material Adverse Effect, (i) the Company has made all certifications and statements required by the Sarbanes-Oxley Act of 2002 and the related rules and regulations promulgated thereunder (the “Sarbanes-Oxley Act”) with respect to the SEC Reports (as defined herein); and (ii) the Company has implemented and maintains effective disclosure controls and procedures and, to the Company’s knowledge, an effective system of internal control over financial reporting (in each case as defined in Rule 13a-15 under the Exchange Act).

(d)              The Company has disclosed, based on its most recent evaluation of its internal control over financial reporting undertaken under Section 404 of the Sarbanes-Oxley Act in connection with its financial statements for the fiscal year ended December 31, 2005, to

Parent, the Company's outside auditors and the audit committee of the Board of Directors of the Company (x) any significant deficiencies and material weaknesses (as such terms are defined in the Public Company Accounting Oversight Board’s Auditing Standard No. 2) in the design or operation of the Company’s internal control over financial reporting and (y) any fraud, known to the Company, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting.

(e)               To the knowledge of the Company, the Company has not received any complaint, allegation, assertion or claim regarding the accounting practices, procedures, methodologies or methods of the Company or its internal accounting controls, including any such written complaint, allegation, assertion or claim that the Company has engaged in questionable accounting or auditing practices.

SECTION 3.07       SEC Filings; Financial Statements; Undisclosed Liabilities.  The Company has filed all forms, reports, statements, exhibits, schedules, certifications and other documents required to be filed by it with the SEC since August 31, 2003 (including any amendments or supplements thereto, collectively, the “SEC Reports”).  The SEC Reports (including any documents or information incorporated by reference therein and including any financial statements or schedules included therein) (i) as finally amended prior to the date of this Agreement, complied as to form in all material respects with the applicable requirements of the Securities Act of 1933, as amended (the “Securities Act”), the Exchange Act, the Sarbanes-Oxley Act and, in each case, the rules and regulations promulgated thereunder as of the date filed with the SEC, and (ii) did not, at the time they were filed, or, if amended, as of the date of such amendment, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading.  No Subsidiary is or has been required to file any form, report, statement, schedule, certification or other document with the SEC.

(b)              Each of the consolidated financial statements (including, in each case, any notes and schedules thereto) contained in the SEC Reports was prepared in accordance with United States generally accepted accounting principles (“GAAP”) applied on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto or, in the case of unaudited statements, as permitted by the requirements of Form 10-Q promulgated by the SEC and the requirements of Regulation S-X promulgated by the SEC (“Regulation S-X”)) and each fairly presents, in all material respects, the consolidated financial position, results of operations and cash flows of the Company and its consolidated Subsidiaries as at the respective dates thereof and for the respective periods indicated therein (subject, in the case of unaudited statements, to normal year-end adjustments as permitted by the requirements of Form 10-Q and Regulation S-X and in the case of pro forma financial statements, to the qualifications set forth therein).  All of the Subsidiaries are consolidated for accounting purposes.

(c)               Except as and to the extent reflected or reserved against on the consolidated balance sheet of the Company and its consolidated Subsidiaries as at December 31, 2005 (including the notes thereto), included in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2005, neither the Company nor any Subsidiary has any liability or obligation of any nature (whether accrued, absolute, contingent or otherwise), except for liabilities and obligations (i) incurred in the ordinary course of business and in a manner consistent with past practice since December 31, 2005, (ii) that have been discharged or paid in full prior to the date of this Agreement in the ordinary course of business consistent with past practice, (iii) incurred pursuant to this Agreement or in connection with effecting the Other Transactions or (iv) that would not reasonably be expected to have a Company Material Adverse Effect.  As of the date hereof, the aggregate amount of all “contractual obligations” (as such term is used in Item 303 of Regulation S-K) of the Company and its Subsidiaries does not exceed $830 million.

SECTION 3.08       Affiliate Transactions.  There are no transactions, agreements, arrangements or understandings between (i) the Company or any of its Subsidiaries, on the one hand, and (ii) any Affiliate of the Company (other than any of its Subsidiaries), on the other hand, of the type that would be required to be disclosed under Item 404 of Regulation S-K promulgated by the SEC (“Regulation S-K”).

SECTION 3.09       Absence of Certain Changes or Events.  From December 31, 2005 to the date of this Agreement, there has not occurred any Company Material Adverse Effect, or any event, circumstance, development, change or effect that would reasonably be expected to have a Company Material Adverse Effect.  Since December 31, 2005 to the date of this Agreement, (a) the Company and the Subsidiaries have conducted their respective businesses in all material respects in the ordinary course of business and in a manner consistent with past practice and (b) neither the Company nor any Subsidiary has taken any action or agreed to take any action that would be prohibited by clauses (a), (c), (d), (f), (h) or (i) of Section 5.01 if taken after the date hereof.

SECTION 3.10       Absence of Litigation.  There is no litigation, suit, claim, action, proceeding, hearing, petition, grievance, complaint or investigation (an “Action”) pending or, to the knowledge of the Company, overtly threatened, against the Company or any Subsidiary, or any property or asset of the Company or any Subsidiary, or, to the knowledge of the Company, any executive officer or director of the Company or any of its Subsidiaries, before any Governmental Authority except as has not had, and would not reasonably be expected to have, a Company Material Adverse Effect.  Neither the Company nor any Subsidiary nor any property or asset of the Company or any Subsidiary is subject to any order, writ, judgment, injunction, decree, determination or award of, or, to the knowledge of the Company, any continuing investigation by, any Governmental Authority, except as has not had, and would not reasonably be expected to have, a Company Material Adverse Effect.

SECTION 3.11       Employee Benefit Plans.  (a) Section 3.11(a) of the Company Disclosure Schedule lists all material Plans.  “Plans” is defined as (i) all employee benefit plans (as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)), and all bonus, stock option, stock purchase, restricted stock, equity, stock appreciation, profit sharing, incentive, deferred compensation, retiree medical or life insurance, supplemental retirement, severance, layoff, salary continuation, health, life, disability, accident, vacation or other benefit plans, programs or arrangements; and (ii) all employment, termination, change in control or severance contracts or agreements to which the Company or any Subsidiary is a party, with respect to which the Company or any Subsidiary has any present or future liability or obligation or which are maintained, contributed to, required to be contributed to, or sponsored by the Company or any Subsidiary for the benefit of any current or former employee, officer or director of the Company or any Subsidiary.

(b)              The Company has made available to Merger Co a true and complete copy (where applicable) of (i) each Plan document, (ii) each related trust or funding arrangement for each such Plan, (iii) for the most recently completed fiscal year, the most recently filed annual report on Internal Revenue Service (“IRS”) Form 5500, (iv) the most recently received IRS determination letter for each such Plan, (v) the most recently prepared actuarial report and financial statement in connection with each such Plan, and (vi) the most recent summary plan description, any summaries of material modification concerning the Plans.

(c)               None of the Company or any Subsidiary or any other Person or entity that, together with the Company or any Subsidiary, is or was treated as a single employer under Section 414(b), (c), (m) or (o) of the Code (each, together with the Company and any Subsidiary, an “ERISA Affiliate”), has now or at any time within the past six years (and in the case of any such other Person or entity, only during the period within the past six years that such other Person or entity was an ERISA Affiliate) contributed to, sponsored, or maintained (i) a pension plan (within the meaning of Section 3(2) of ERISA) subject to Section 412 of the Code or Title IV of ERISA; (ii) a multiemployer plan (within the meaning of Section 3(37) or 4001(a)(3) of ERISA or the comparable provisions of any other applicable Law) (a “Multiemployer Plan”); or (iii) a single employer pension plan (within the meaning of Section 4001(a)(15) of ERISA) for which an ERISA Affiliate would reasonably be expected to incur liability under Section 4063 or 4064 of ERISA (a “Multiple Employer Plan”).  No payment or other benefit that has been or may be made to any current or former employee or independent contractor of the Company or any Subsidiary under any employment, severance or termination agreement, other compensation arrangement or employee benefit plan or arrangement with the Company or any Subsidiary may be characterized as an “excess parachute payment,” as such term is defined in Section 280G of the Code.

(d)              Except as set forth on Section 3.11(b) of the Company Disclosure Schedule (each, a “Change in Control Agreement”), no Plan exists that could, as a result of the consummation of the transactions contemplated by this Agreement, (i) result in any material severance pay, the forgiveness of indebtedness or any material increase in severance pay upon any termination of employment after the date of this Agreement, or (ii) accelerate the time of payment or vesting or result in any material payment of compensation, other property or benefits under, or materially increase the amount payable under, a Plan.

(e)               Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect:

(i)            Each Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter from the IRS that the Plan is so qualified, and, to the knowledge of the Company, no fact or circumstance exists that would reasonably be expected to result in the revocation of such letter;

(ii)           Each Plan has been established, maintained and administered in accordance with its terms, and in compliance with the applicable provisions of ERISA, the Code and other applicable Laws;

(iii)          no Plan provides post-termination or retiree benefits, and neither the Company nor any Subsidiary has any obligation to provide any post-termination or retiree benefits, in each case other than for health care continuation as required by Section 4980B of the Code or any similar statute;

(iv)          (A) no Actions (other than routine claims for benefits in the ordinary course) are pending or, to the knowledge of the Company, threatened; (B) to the knowledge of the Company, no facts or circumstances exist that would reasonably be expected to give rise to any such Actions, and (C) no administrative investigation, audit or other administrative proceeding by the Department of Labor, the IRS or other Governmental Authority is pending, in progress or, to the knowledge of the Company, threatened;

(v)           Neither the Company nor, to the knowledge of the Company, any fiduciary of any Plan has any liability with respect to any transaction in violation of Sections 404 or 406 of ERISA or any “prohibited transaction,” as defined in Section 4975(c)(1) of the Code, for which no exemption exists under Section 408 of ERISA or Section 4975(c)(2) or (d) of the Code; and

(vi)          Each Employee Benefit Plan that is subject to Section 409A of the Code has been administered in good faith compliance with Section 409A of the Code.

(f)               With respect to each Plan that is not subject to United States Law (a “Foreign Benefit Plan”), except as would not reasonably be expected to have a Company Material Adverse Effect:  (i) all employer and employee contributions to each Foreign Benefit Plan required by Law or by the terms of such Foreign Benefit Plan have been made or, if applicable, accrued in accordance with normal accounting practices; (ii) each Foreign Benefit Plan required to be registered has been registered and has been maintained in good standing with applicable regulatory authorities; and (iii) each Foreign Benefit Plan has been established, maintained and administered in accordance with its terms, and in compliance with the applicable provisions of applicable Laws.

SECTION 3.12       Labor and Employment Matters.  Neither the Company nor any Subsidiary is, nor at any time has been, a party to any collective bargaining agreement or other labor union agreements applicable to Persons employed by the Company or any Subsidiary, nor, to the knowledge of the Company, are there any such employees represented by a works council or a labor organization or activities or proceedings of any labor union to organize any such employees.  Except as has not had, and would not reasonably be expected to have, a Company Material Adverse Effect, no work stoppage, slowdown, labor dispute or labor strike against the Company or any Subsidiary is pending or, to the knowledge of the Company, threatened in writing.  Except as has not had, and would not reasonably be expected to have, a Company Material Adverse Effect, the Company and its Subsidiaries (a) have no direct or indirect liability with respect to any misclassification of any Persons as an independent contractor rather than as an employee and (b) are in compliance with all applicable Laws respecting employment, employment practices, terms and conditions of employment and wages and hours, in each case, with respect to their employees.

SECTION 3.13       Real Property.  (a)  Neither the Company nor any Subsidiary owns any parcel of real property.

(b)              Section 3.13(b) of the Company Disclosure Schedule lists by address each parcel of real property leased or subleased by the Company or any Subsidiary that is currently used in and material to the conduct of the business of the Company and the Subsidiaries, taken as a whole (the “Leased Properties”), with any guaranty given by the Company or any Subsidiary in connection therewith.  The Company or one of its Subsidiaries has a valid leasehold interest in all of the Leased Properties, free and clear of all Liens, except (i) Liens for current taxes and assessments not yet past due, (ii) inchoate mechanics’ and materialmen’s Liens for construction in progress, (iii) workmen’s, repairmen’s, warehousemen’s and carriers’ Liens arising in the ordinary course of business of the Company or such Subsidiary consistent with past practice, and (iv) all Liens and other imperfections of title (including matters of record) and encumbrances that do not materially interfere with the conduct of the business of the Company and the Subsidiaries, taken as a whole, or as have not had, and would not reasonably be expected to have, a Company Material Adverse Effect (collectively, “Permitted Liens”).  True and complete copies of all agreements under which the Company or any of its Subsidiaries leases or subleases the Leased Properties (the “Leases”) have been made available to Parent and Merger Co.  Except as has not had, and would not reasonably be expected to have, a Company Material Adverse Effect, the Company or one of its Subsidiaries has the right to the use and occupancy of the Leased Properties, subject to the terms of the applicable Lease relating thereto and Permitted Liens.

SECTION 3.14       Intellectual Property.  (a)  Except as has not had, and would not reasonably be expected to have, a Company Material Adverse Effect, to the knowledge of the Company (i) the Company and its Subsidiaries own or have the valid right to use all the Intellectual Property (as defined below) that is used in, and all the Intellectual Property that is necessary for, the conduct of the business of the Company and the Subsidiaries, and (ii) the conduct of the business of the Company and its Subsidiaries as currently conducted does not infringe upon, misappropriate, dilute, or otherwise violate (“Infringe”) any Intellectual Property rights of any third party.  No claim or demand has been given in writing to the Company or any Subsidiary that the Company or any Subsidiary is Infringing upon or may Infringe upon, or that the conduct of the business of the Company or any Subsidiary Infringes upon or may Infringe upon, the Intellectual Property rights of any third party (including any demand that the Company or a Subsidiary must license or refrain from using any Intellectual Property of a third party).

(b)              Section 3.14(b) of the Company Disclosure Schedule sets forth a true and complete list of all (i) registered trademarks, service marks, trade dress, and domain names, and applications to register the foregoing, (ii) copyright registrations, and (iii) patents and patent applications, in each case which are currently owned by the Company and its Subsidiaries (collectively, “Scheduled Intellectual Property”).  Each item listed on Section 3.14(b) of the Company Disclosure Schedule has been duly registered or applied for with the U.S. Patent and Trademark Office, the Canadian Intellectual Property Office, or such other governmental or organizational authority.  Except as has not had, and would not reasonably be expected to have, a Company Material Adverse Effect, all prosecution, maintenance, renewal and other similar fees for the Scheduled Intellectual Property have been properly paid and are current, and all registrations and filings thereof remain in full force and effect.  There are no actual or, to the knowledge of the Company, threatened opposition proceedings, reexamination proceedings, cancellation proceedings, interference proceedings or other similar actions challenging the validity, existence, ownership, registration or use of any portion of the Scheduled Intellectual Property.  None of the Scheduled Intellectual Property has been previously adjudged to be invalid or unenforceable in whole or in part.

(c)               Except as has not had, and would not reasonably be expected to have, a Company Material Adverse Effect, with respect to the Scheduled Intellectual Property, and with respect to all other Intellectual Property rights that are owned by the Company or any of its Subsidiaries (except for portions thereof that consist of third-party products licensed from others) which are either embodied in products of the Company or any of its Subsidiaries or are otherwise material to the business of the Company and its Subsidiaries, taken as a whole (collectively, “Owned Intellectual Property”), the Company or a Subsidiary is the owner of the entire right, title and interest in and to such Owned Intellectual Property and is entitled to make, use, offer for sale, sell, import, license and transfer products made in accordance with the Owned Intellectual Property and otherwise to exploit such Owned Intellectual Property in the continued operation of its respective business consistent with past practice.  To the knowledge of the Company, no Person has or is engaged in any activity that has Infringed upon the Owned Intellectual Property. Neither the Company nor any Subsidiary has exclusively licensed any material Owned Intellectual Property to any Person.

(d)              Except as has not had, and would not reasonably be expected to have, a Company Material Adverse Effect, to the knowledge of the Company, the Company and its Subsidiaries use the Intellectual Property of third parties only pursuant to valid, effective written license agreements (collectively, the “Third Party Licenses”) that will allow the continued operation of the Company’s business consistent with past practice, subject to Sections 3.05(a)(ii) and 3.05(a)(iii) of the Company Disclosure Schedule.  Section 3.14(d) of the Company Disclosure Schedule sets forth a true and complete list of all third-party Software contained or embedded in the Owned Software (as defined below) that, if the Company or any of its Subsidiaries did not have the right to make, use, offer for sale, sell, import, license, transfer, sublicense, or otherwise exploit, would have, or could reasonably be expected to have, a Company Material Adverse Effect.

(e)               Except as has not had, and would not reasonably be expected to have, a Company Material Adverse Effect, the Company and its Subsidiaries have taken commercially reasonable actions to protect, preserve and maintain the Owned Intellectual Property and to maintain the confidentiality and secrecy of and restrict the improper use of confidential information, trade secrets and proprietary information under applicable Law.  Without limitation, such reasonable actions have included requiring employees and consultants to enter into non-disclosure and intellectual property assignment agreements, in each case to the extent that such employees or consultants have worked with or have developed any part of the Owned Intellectual Property.  Except as has not had, and would not reasonably be expected to have, a Company Material Adverse Effect, to the knowledge of the Company, (i) there has been no unauthorized disclosure of any confidential information, trade secrets or proprietary information of the Company or any Subsidiary, and (ii) there has been no breach of the Company’s or any Subsidiary’s security procedures wherein any Company or Subsidiary confidential information, trade secrets or proprietary information has been disclosed to a third Person.

(f)               With respect to each item of Computer Software which is included in Owned Intellectual Property (“Owned Software”), the Company or a Subsidiary is in actual possession and control of the applicable source code, object code, code writes, notes, documentation, programmers’ notes, source code annotations, user manuals and know-how to the extent required for use, distribution, development, enhancement, maintenance and support of the Owned Software, subject to any licenses granted to third parties therein.  Neither the Company nor any of it Subsidiaries has disclosed Owned Software source code to any other Person, except in connection with (i) a source code escrow agreement in which release of the Owned Software source code is generally limited to the following contingencies: (x) the Company ceases to support the relevant software as required by the relevant license agreement, (y) the Company fails adequately to maintain service levels established in the relevant license agreement, or (z) the Company ceases to conduct the relevant business, becomes insolvent or enters into bankruptcy; or (ii) a non-exclusive license of Owned Software source code to clients.  Such disclosures of source code have only been made pursuant to written confidentiality terms that reasonably protect the Company’s or Subsidiary’s rights in the Owned Software.  Except as has not had, and would not reasonably be expected to have, a Company Material Adverse Effect, neither the Company nor any Subsidiary is obligated to operate in accordance with any outsourcing agreement or to support or maintain any of the Owned Software except pursuant to agreements that provide for periodic payments to the Company or a Subsidiary for such services or pursuant to warranty obligations.

(g)              Except as has not had, and would not reasonably be expected to have, a Company Material Adverse Effect, none of the Computer Software products of the Company or any of its Subsidiaries incorporates or is comprised of or distributed with any Publicly Available Software (as defined below), or is otherwise subject to the provisions of any “open source” or third party license agreement that (i) requires the distribution of source code in connection with the distribution of such software in object code form; (ii) materially limits the Company’s and its Subsidiaries’ freedom to seek full compensation in connection with marketing, licensing, and distributing such software products; or (iii) allows a customer or requires that a customer have the right to decompile, disassemble or otherwise reverse engineer the software by its terms and not by operation of law.  Except as has not had, and would not reasonably be expected to have, a Company Material Adverse Effect, to the knowledge of the Company, the Owned Software does not contain any Self-Help Code or Unauthorized Code (as defined below).

(h)              Except as has not had, and would not reasonably be expected to have, a Company Material Adverse Effect (i) the Company and its Subsidiaries have complied with all applicable contractual and legal requirements pertaining to information privacy and security, and the consummation of the transactions contemplated hereunder will not result in a violation thereof, and (ii) no written complaint relating to an improper use or disclosure of, or a breach in the security of, any such information has been made against the Company or any Subsidiary.

(i)                For purposes of this Agreement, “Intellectual Property” means the following and all rights pertaining thereto:  (i) inventions (whether patentable or not), improvements thereto, and patents, patent applications, provisional patent applications, patent disclosures and statutory invention registrations (including all utility models and other patent rights under the laws of all countries), (ii) trademarks, service marks, trade dress, distinguishing guises, logos, trade names, service names, corporate names, domain names and other brand identifiers, and registrations and applications for registration thereof, (iii) copyrights, proprietary designs, Computer Software (as defined below), mask works, databases, and registrations and applications for registration thereof, (iv) confidential and proprietary information, trade secrets, know-how and show-how, and (v) all similar rights, however denominated, throughout the world.

SECTION 3.15       Taxes.

(a)           All Tax Returns required to be filed by or with respect to the Company or any of its Subsidiaries have been properly prepared and timely filed, and all such Tax Returns (including information provided therewith or with respect thereto) are true, correct and complete, except for Tax Returns as to which the failure to so file or be true and complete has not had, and would not reasonably be expected to have, a Company Material Adverse Effect.

(b)           The Company and its Subsidiaries have fully and timely paid all Taxes (whether or not shown to be due on the Tax Returns referred to in Section 3.15(a)), except for Taxes being contested in good faith and for which adequate reserves have been established in accordance with GAAP and for Taxes as to which the failure to pay has not had, and would not reasonably be expected to have, a Company Material Adverse Effect.  Except as has not had, and would not reasonably be expected to have, a Company Material Adverse Effect, and without taking into account any transaction contemplated by this Agreement and based on activities to date, adequate reserves in accordance with GAAP have been established by the Company and its Subsidiaries for all Taxes not yet due and payable in respect of taxable periods ending on the date hereof.

(c)           All amounts of Tax required to be withheld by the Company and its Subsidiaries have been or will be timely withheld and paid over to the appropriate Tax authority, except for Taxes as to which the failure to withhold has not had, and would not reasonably be expected to have, a Company Material Adverse Effect.

(d)           Except as has not had, and would not reasonably be expected to have, a Company Material Adverse Effect, no deficiency for any amount of Tax has been asserted or assessed by any Governmental Authority in writing against the Company or any Subsidiary (or, to the knowledge of the Company, has been threatened or proposed), except for deficiencies which have been satisfied by payment, settled or been withdrawn or which are being contested in good faith and are Taxes for which the Company or the appropriate Subsidiary has set aside adequate reserves in accordance with GAAP.  Except as has not had, and would not reasonably be expected to have, a Company Material Adverse Effect, no audit or other proceeding by any Governmental Authority is pending or threatened in writing with respect to any Taxes due from or with respect to the Company or any of its Subsidiaries.

(e)           There are no Tax indemnification, allocation or sharing agreements (or similar agreements) under which the Company or any of its Subsidiaries could be liable for the Tax liability of an entity that is neither the Company nor any or its Subsidiaries, except for such agreements that would not reasonably be expected to have a Company Material Adverse Effect.

(f)            Neither the Company nor any of its Subsidiaries has constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock qualifying for tax-free treatment under Section 355 of the Code in the two years prior to the date of this Agreement.

(g)           None of the Company or any of its Subsidiaries has entered into a “listed transaction” that has given rise to a disclosure obligation under Section 6011 of the Code and the Treasury Regulations promulgated thereunder and that has not been disclosed in the relevant Tax Return of the Company or relevant Subsidiary.

SECTION 3.16       Environmental Matters.  Except as has not had, and would not reasonably be expected to have, a Company Material Adverse Effect, (i) to the knowledge of the Company, there is and has been no release of Materials of Environmental Concern that requires response action under applicable Environmental Law at, on or under any of the properties currently owned, leased or operated by the Company or any of the Subsidiaries or, during the period of the Company’s or the Subsidiaries’ ownership, lease or operation thereof, formerly owned, leased or operated by the Company or any of the Subsidiaries; and (ii) there are no written claims or notices pending or, to the knowledge of the Company, issued to or threatened against the Company or any of the Subsidiaries alleging violations of or liability under any Environmental Law or otherwise concerning the release or management of Materials of Environmental Concern.

SECTION 3.17       Specified Contracts.  (a)  Except as has not had, and would not reasonably be expected to have, a Company Material Adverse Effect, (i) each Specified Contract is a legal, valid and binding obligation of the Company or a Subsidiary, as applicable, in full force and effect and enforceable against the Company or a Subsidiary in accordance with its terms, subject to the effect of any applicable bankruptcy, insolvency (including all laws relating to fraudulent transfers), reorganization, moratorium or similar laws affecting creditors’ rights generally and subject to the effect of general principles of equity, (ii) to the knowledge of the Company, each Specified Contract is a legal, valid and binding obligation of the counterparty thereto, in full force and effect and enforceable against such counterparty in accordance with its terms, subject to the effect of any applicable bankruptcy, insolvency (including all laws relating to fraudulent transfers), reorganization, moratorium, or similar laws affecting creditors’ rights generally and subject to the effect of general principles of equity, (iii) neither the Company nor any of its Subsidiaries is and, to the Company’s knowledge, no counterparty is, in breach or violation of, or in default under, any Specified Contract, (iv) none of the Company or any of the Subsidiaries has received any written claim of default under any Specified Contract or any written notice of an intention to terminate, not renew or challenge the validity or enforceability of any Specified Contract and (v) and except for the execution, delivery and performance of this Agreement and the transactions contemplated hereby, to the Company’s knowledge, no event has occurred which will result in a breach or violation of, or a default under, any Specified Contract (in each case, with or without notice or lapse of time or both).

(b)              For purposes of this Agreement, the term “Specified Contract” means any of the following Contracts (together with all exhibits and schedules thereto) to which the Company or any Subsidiary is a party as of the date of this Agreement:

(i)            any limited liability company agreement, joint venture or other similar agreement or arrangement with respect to any material business of the Company and the Subsidiaries, taken as a whole, other than any such limited liability company, partnership or joint venture that is a wholly-owned Subsidiary;

(ii)           any Contract or Contracts relating to or evidencing Indebtedness in an amount in excess of $1,000,000, individually or in the aggregate, other than capital and equipment leases entered into in the ordinary course of business;

(iii)          any Contract filed or required to be filed as an exhibit to the Company’s Annual Report on Form 10-K pursuant to Item 601(b)(10) of Regulation S-K or disclosed or required to be disclosed by the Company in a Current Report on Form 8-K, other than Plans disclosed in Section 3.11(a) of the Company Disclosure Schedule;

(iv)          any material Contract that purports to limit the right of the Company or the Subsidiaries or any Affiliate of the Company (A) to engage or compete in any line of business or (B) to compete with any Person or operate in any location;

(v)           any Contract that (A) contains most favored customer pricing provisions with any third party (other than Contracts entered into in the ordinary course of business consistent with past practice) or (B) grants any exclusive rights, rights of first refusal, rights of first negotiation or similar rights to any Person, in the case of each of (A) and (B) in a manner which is material to the business of the Company and its Subsidiaries, taken as a whole;

(vi)          any Contract entered into after January 1, 2003, or not yet consummated, for the acquisition or disposition, directly or indirectly (by merger or otherwise), of assets or capital stock or other equity interests of any Person for aggregate consideration under such Contract in excess of $5,000,000 individually, or $10,000,000 in the aggregate or pursuant to which the Company or any of its Subsidiaries has continuing indemnification, “earn-out” or other contingent payment obligations;

(vii)         any Contract of the type specified in Section 5.01(n) or between or among the Company or a Subsidiary, on the one hand, and any of their respective Affiliates (other than the Company or any Subsidiary), on the other hand, that involves amounts of more than $60,000;

(viii)        any Contract with any customer of the Company or any Subsidiary providing for annual payments to the Company and its Subsidiaries in excess of $250,000 during the Company’s 2006 fiscal year (a “Customer Agreement”);

(ix)           any Contract with any supplier of the Company or any Subsidiary providing for annual payments from the Company and its Subsidiaries in excess of $250,000 during the Company’s 2006 fiscal year;

(x)            any annual software maintenance contract or agreement (an “Annual Maintenance Agreement”) providing for payments to the Company and its Subsidiaries in excess of $250,000 during the Company’s 2006 fiscal year;

(xi)           any Contract providing for payments to the Company and its Subsidiaries in excess of $250,000 during the Company’s 2006 fiscal year in which the Company or any Subsidiary performs any processing services for a third party, including, but not limited to, receipt and reconciliation of third-party data and/or reporting reconciliation of data to a third party (an “Outsourcing Agreement”);

(xii)          any Lease; and

(xiii)         any Third Party Licenses related to the Company’s or any Subsidiary’s use of third party Computer Software or other Intellectual Property that, if the Company or any of its Subsidiaries did not have the right to make, use, offer for sale, sell, import, license, transfer, sublicense or otherwise exploit, would have, or would reasonably be expected to have, a Company Material Adverse Effect.

The Company has made available to Parent true and correct copies of each Specified Contract.  A true and complete list of the Customer Agreements with the Company’s 30 largest banking and credit union customers (as measured by the total asset size of such customers) is set forth on Section 3.17(b) of the Company Disclosure Schedule.  Neither the Company nor any Subsidiary has been notified in writing by any party to any (i) Customer Agreement with a reseller (a “Reseller Agreement”), (ii) Annual Maintenance Agreement or (iii) Outsourcing Agreement that such party intends to terminate such Reseller Agreement, Annual Maintenance Agreement or Outsourcing Agreement, as the case may be, or fail to renew such Reseller Agreement, Annual Maintenance Agreement or Outsourcing Agreement, as the case may be, at the end of its current term.

SECTION 3.18       Insurance.  The Company has made available to Parent true and complete copies of all material insurance policies owned or held by the Company and each Subsidiary.  With respect to each such insurance policy, except as has not had, and would not reasonably be expected to have, a Company Material Adverse Effect:  (i) the policy is legal, valid, binding and enforceable in accordance with its terms and, except for policies that have expired under their terms in the ordinary course, is in full force and effect; (ii) neither the Company nor any Subsidiary is in material breach or default (including any such breach or default with respect to the payment of premiums or the giving of notice), and, to the Company’s knowledge, no event has occurred which, with notice or the lapse of time, will constitute such a breach or default, or permit termination or modification, under the policy; (iii) to the knowledge of the Company, as of the date hereof, no insurer on the policy has been declared insolvent or placed in receivership, conservatorship or liquidation; and (iv) to the knowledge of the Company, no written notice of cancellation or termination has been received other than in connection with ordinary renewals.

SECTION 3.19       Board Approval; Vote Required.  (a)  The Company Board and the Special Committee, by resolutions duly adopted at a meeting duly called and held, which resolutions, subject to Section 6.04, have not been subsequently rescinded, modified or withdrawn in any way, has by unanimous vote of those directors, or members, as the case may be, present (who constituted 100% of the directors or members, as the case may be, then in office) duly (i) determined that this Agreement, the Merger and the Other Transactions are fair to and in the best interests of the Company and its stockholders, (ii) approved this Agreement, the Merger and the Other Transactions and with respect to this Agreement, declared its advisability, and (iii) recommended that the stockholders of the Company adopt this Agreement and directed that this Agreement be submitted for consideration by the Company’s stockholders at the Company Stockholders’ Meeting.  Assuming the accuracy of Parent’s representations and warranties in Section 4.10, the approval of this Agreement by the Company Board and the Special Committee constitutes approval of this Agreement and the Merger for purposes of Section 203 of the DGCL (“Section 203”) and represents the only action necessary to ensure that the restrictions on "Business Combinations" (as that term is defined in Section 203) of Section 203 do not apply to the execution and delivery of this Agreement or the consummation of the Merger and the Other Transactions.  To the knowledge of the Company, no “fair price,” “moratorium,” “control share acquisition,” or other similar anti-takeover statute or regulation enacted under state or federal laws in the United States (with the exception of Section 203) applicable to the Company is applicable to the transactions contemplated by this Agreement.

(b)              Assuming the accuracy of Parent’s representations and warranties in Section 4.10, the only vote of the holders of any class or series of capital stock or other securities of the Company necessary to adopt this Agreement or consummate the Other Transactions is the Requisite Stockholder Vote.

SECTION 3.20       Opinion of Financial Advisor.  The Company has received the opinion of SunTrust Capital Markets, Inc. (“SunTrust”), to the effect that, as of the date of this Agreement, the Merger Consideration to be received by the holders of Company Common Stock (other than holders of Shares being contributed to Parent in connection with the Merger) is fair, from a financial point of view, to such holders.   An executed copy of such opinion (to the extent such opinion is set forth in writing) has been made available to Parent and Merger Co.

SECTION 3.21       Brokers.  Except for SunTrust and Wachovia Capital Markets, LLC (“Wachovia”), no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of the Company.  The Company has delivered to Parent complete and accurate copies of all agreements under which any fees or expenses are or may be payable to SunTrust or Wachovia.

ARTICLE IV.
REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER CO

Each of Parent and Merger Co, jointly and severally, hereby represents and warrants to the Company that:

SECTION 4.01       Corporate Organization.  Each of Parent and Merger Co is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization and has the requisite corporate power and authority and all necessary governmental approvals to own, lease and operate its properties and to carry on its business as it is now being conducted, except where the failure to be so organized, existing or in good standing or to have such power, authority and governmental approvals would not, individually or in the aggregate, prevent or materially delay consummation of the Merger or otherwise prevent or materially delay either Parent or Merger Co from performing its obligations under this Agreement.

SECTION 4.02       Certificate of Incorporation and Bylaws.  Each of Parent and Merger Co has heretofore furnished to the Company a complete and correct copy of its Certificate of Incorporation and Bylaws, each as amended to the date hereof.  Such Certificates of Incorporation and Bylaws are in full force and effect.

SECTION 4.03       Authority Relative to This Agreement.  Assuming the adoption of this Agreement by the affirmative vote of Parent as the sole stockholder of Merger Co (which shall have been obtained prior the Closing Date), each of Parent and Merger Co has all necessary corporate or other power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Merger.  The execution, delivery and performance of this Agreement by each of Parent and Merger Co and the consummation by each of Parent and Merger Co of the Merger have been duly and validly authorized by all necessary corporate or other action, and no other corporate or other proceedings on the part of Parent or Merger Co are necessary to authorize this Agreement or to consummate the Merger (other than the adoption of this Agreement by the affirmative vote of Parent as the sole stockholder of Merger Co, which shall have been obtained prior the Closing Date).  This Agreement has been duly and validly executed and delivered by each of Parent and Merger Co and, assuming due authorization, execution and delivery by the Company, constitutes a legal, valid and binding obligation of each of Parent and Merger Co, enforceable against each of Parent and Merger Co in accordance with its terms, subject to the effect of any applicable bankruptcy, insolvency (including all laws relating to fraudulent transfers), reorganization, moratorium or similar laws affecting creditors’ rights generally and subject to the effect of general principles of equity.

SECTION 4.04       No Conflict; Required Filings and Consents.  (a) The execution and delivery of this Agreement by each of Parent and Merger Co do not, and the performance of this Agreement by each of Parent and Merger Co and the consummation by each of Parent and Merger Co of the Merger will not, (i) conflict with or violate the respective Certificates of Incorporation or Bylaws of Parent or Merger Co, (ii) assuming that all consents, approvals, authorizations and other actions described in Section 4.04(b) have been obtained and that all filings and other actions described in Section 4.04(b) have been made or taken, conflict with or violate any Law applicable to either Parent or Merger Co or by which any property or asset of either of them is bound or affected, or (iii) result in any breach or violation of, or constitute a default (or an event which, with notice or lapse of time or both, would become a default) under, require consent or result in a loss of a material benefit under, give rise to a material obligation under, give to others any right of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien on any property or asset of either Parent or Merger Co pursuant to any Contract to which either Parent or Merger Co is a party or by which either Parent or Merger Co or any of their respective properties or assets is bound or affected, except, with respect to clauses (ii) and (iii), for any such conflicts, violations, breaches, defaults or other occurrences which would not, individually or in the aggregate, prevent or materially delay consummation of the Merger or otherwise prevent or materially delay Parent or Merger Co from materially performing their obligations under this Agreement.

(b)              The execution and delivery of this Agreement by each of Parent and Merger Co do not, and the performance of this Agreement by each of Parent and Merger Co and the consummation by each of Parent and Merger Co of the Merger will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority, except for such consents, approvals, authorizations, permits, filings or notifications arising under (i) applicable requirements, if any, of the Exchange Act, (ii) the pre-merger notification requirements of the HSR Act and Other Antitrust Laws of any other applicable jurisdiction, (iii) the filing of the Certificate of Merger and any other appropriate merger documents as required by the DGCL, (iv) compliance with any applicable foreign or state securities laws or blue sky laws and (v) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not, individually or in the aggregate, prevent or materially delay consummation of the Merger or otherwise prevent or materially delay either Parent or Merger Co from materially performing its obligations under this Agreement.

SECTION 4.05       Absence of Litigation.  As of the date of this Agreement, there is no Action pending or, to the knowledge of the officers of Parent and Merger Co, overtly threatened, against either Parent or Merger Co or any of their Affiliates or any of their property or assets before any Governmental Authority that would or seeks to materially delay or prevent the consummation of the Merger.  As of the date of this Agreement, neither Parent nor Merger Co nor any of their Affiliates nor any property or asset of Parent, Merger Co or any of their Affiliates is subject to any continuing order of, consent decree, settlement agreement or other similar written agreement with, or, to the knowledge of the officers of Parent and Merger Co, continuing investigation by, any Governmental Authority, or any order, writ, judgment, injunction, decree, determination or award of any Governmental Authority that would or seeks to materially delay or prevent the consummation of the Merger or the ability of Parent or Merger Co to perform any of their respective obligations hereunder.

SECTION 4.06       Operations of Parent and Merger Co.  Each of Parent and Merger Co was formed solely for the purpose of engaging in the transactions contemplated hereby, has engaged in no other business activities, has conducted its operations only as contemplated by this Agreement and prior to the Effective Time will have incurred no liabilities or obligations other than in connection with the Merger and the Other Transactions, including in connection with arranging the Financing.

SECTION 4.07       Financing.   Parent has delivered to the Company true and complete copies of (a) executed commitment letters (the “Equity Funding Letters”) from (i) Carlyle Partners IV, L.P. and CP IV Coinvestment, L.P., and (ii) Providence Equity Partners V L.P. and Providence Equity Partners V-A L.P., to provide equity financing in the respective amounts set forth therein (the “Equity Financing”) and (b) executed commitment letters (the “Debt Commitment Letters” and, together with the Equity Funding Letters, the “Financing Commitments”) among Parent and Wachovia Bank, National Association, Wachovia Investment Holdings, LLC, Wachovia Capital Markets, LLC, JPMorgan Chase Bank, N.A., J.P. Morgan Securities Inc., Merrill Lynch Capital Corporation and Merrill Lynch, Pierce, Fenner & Smith

Incorporated to provide debt financing in the respective amounts set forth therein (being collectively referred to as the “Debt Financing,” and, together with the Equity Financing, the “Financing”).  None of the Equity Funding Letters or, as of the date of this Agreement, the Debt Commitment Letters has been amended or modified, and the respective commitments contained in the Equity Funding Letters and, to the knowledge of Parent as of the date of this Agreement, the Debt Commitment Letters, have not been withdrawn or rescinded in any respect.  Each of the Equity Funding Letters, in the form so delivered, is in full force and effect and is a legal, valid and binding obligation of Parent and the other parties thereto.  Each of the Debt Commitment Letters, in the form so delivered, is in full force and effect as of the date of this Agreement and is a legal, valid and binding obligation of Parent for so long as it is in effect and, to the knowledge of Parent, for so long as it is in effect, of the other parties thereto.  As of the date of this Agreement, no event has occurred which, with or without notice, lapse of time or both, would constitute a default or breach on the part of Parent under any term or condition of the Financing Commitments.  As of the date of this Agreement, Parent has no reason to believe that it will be unable to satisfy on a timely basis any term or condition of closing to be satisfied by it contained in the Financing Commitments.  Parent has fully paid any commitment fees incurred in connection with the Financing Commitments and due and payable prior to the date hereof.  There are no conditions precedent or other contingencies related to the funding of the full amounts contemplated by (i) the Equity Funding Letters, other than as set forth in or contemplated by the Equity Funding Letters, or (ii) as of the date of this Agreement, to the knowledge of Parent, the Debt Commitment Letters, other than as set forth in or contemplated by the Debt Commitment Letters.  Assuming the satisfaction of the conditions set forth in Sections 7.02(a), 7.02(b) and 7.02(d), the Financing Commitments, when funded, will provide the Surviving Corporation with financing immediately after the Effective Time sufficient to consummate the Merger upon the terms contemplated by this Agreement and to pay all related fees and expenses associated therewith, including payment of all amounts under Article II.

SECTION 4.08       Guarantees.  Concurrently with the execution of this Agreement, Parent has delivered to the Company the guarantees (the “Guarantees”) of Carlyle Partners IV, L.P., Providence Equity Partners V L.P. and Providence Equity Partners V-A L.P. (collectively, the “Guarantors”) with respect to certain matters on the terms set forth therein.

SECTION 4.09       Brokers.  Except for the fees and expenses of Merrill Lynch & Co., the Company will not be responsible for any brokerage, finder’s or other fee or commission to any broker, finder or investment banker in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of either Parent or Merger Co.

SECTION 4.10       Ownership of Company Common Stock.  Neither Parent nor any of Parent’s “Affiliates” or “Associates” directly or indirectly “owns,” and at all times since September 1, 2003, neither Parent nor any of Parent’s Affiliates directly or indirectly has “owned,” beneficially or otherwise, 15% or more of the outstanding Company Common Stock, as those terms are defined in Section 203.

ARTICLE V.
CONDUCT OF BUSINESS PENDING THE MERGER

SECTION 5.01       Conduct of Business by the Company Pending the Merger.  The Company agrees that, between the date of this Agreement and the Effective Time, except as expressly contemplated by this Agreement or as set forth in Section 5.01 of the Company Disclosure Schedule, or as subsequently consented to in writing by Parent (which consent shall not be unreasonably withheld or delayed), the businesses of the Company and the Subsidiaries shall be conducted in the ordinary course of business and in a manner consistent with past practice, and the Company shall, and shall cause each of the Subsidiaries to, use its reasonable best efforts consistent with past practice to preserve substantially intact the business organization of the Company and the Subsidiaries, to keep available the services of its present officers and key employees and to maintain the current relationships of the Company and the Subsidiaries with customers, suppliers and other Persons with which the Company or any Subsidiary has material business relations.  Without limiting the generality of the foregoing, except as contemplated by any other provision of this Agreement or as set forth in Section 5.01 of the Company Disclosure Schedule, the Company agrees that neither the Company nor any Subsidiary shall, between the date of this Agreement and the Effective Time, directly or indirectly, do any of the following without the prior written consent of Parent, which consent shall not be unreasonably withheld or delayed:

(a)               amend or otherwise change its Certificate of Incorporation or Bylaws;

(b)              issue, deliver, sell, transfer, dispose of, pledge or encumber any shares of its capital stock or equity interests, any other voting securities or any securities convertible into, or any rights, warrants or options to acquire, any such shares of capital stock or equity interests, voting securities or convertible securities, other than (i) the grant to employees, consultants and directors of the Company or the Subsidiaries, in the ordinary course of business, of (x) Company Stock Options not to exceed options to purchase 250,000 shares of Company Common Stock in the aggregate and (y) shares of Restricted Stock (subject to the terms set forth in Section 5.01(b) of the Company Disclosure Schedule), not to exceed 100,000 shares in the aggregate, (ii) the issuance of shares of Company Common Stock issuable pursuant to Company Stock Options outstanding on the date hereof and set forth in Section 3.03(a)(i) of the Company Disclosure Schedule (or pursuant to Company Stock Options issued in accordance with clause (i) above) or in connection with the vesting of RSUs outstanding on the date of this Agreement in accordance with their original terms, (iii) the issuance of shares of Company Common Stock upon exercise of rights to purchase shares of Company Common Stock outstanding under the ESPP as of the date hereof and set forth in Section 3.03(a)(i) of the Disclosure Schedule, or (iv) the issuance of shares of Company Common Stock upon the conversion of Convertible Notes;

(c)               declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock or equity interests, except for dividends by any direct or indirect wholly-owned Subsidiary to the Company or any other wholly-owned Subsidiary;

(d)              other than in the case of wholly-owned Subsidiaries and other than cashless exercises of Company Stock Options or the withholding of RSUs in accordance with their terms, reclassify, combine, split, subdivide or redeem, or purchase or otherwise acquire, directly or indirectly, any capital stock or equity interests of the Company or any Subsidiary;

(e)               (i) acquire (including by merger, consolidation, or acquisition of stock or assets or any other business combination) any corporation, partnership, other business or business organization or any division or business unit thereof;  (ii) incur, guarantee, modify, repurchase, prepay or redeem any Indebtedness other than in connection with repayments with respect to the Company’s existing credit facilities, as set forth on Section 5.01(e) of the Company Disclosure Schedule; (iii) in 2006, authorize, make or make any commitment with respect to, any single capital expenditure which is in excess of $750,000 or capital expenditures which are, in the aggregate, in excess of $10,000,000; (iv) in any fiscal quarter of 2007, authorize, make or make any commitment with respect to, capital expenditures which are, in the aggregate, in excess of $12,000,000; (v) enter into any new line of business; (vi) other than in the ordinary course of business or pursuant to Contracts existing as of the date hereof providing for advances to Company employees, make any loans, advances or capital contributions to, or investments in, Persons other than wholly-owned Subsidiaries or (vii) other than in the ordinary course of business and consistent with past practice, sell, lease, license, encumber or otherwise dispose of (by merger, consolidation, sale of stock or assets or otherwise) any of its material assets;

(f)               adopt or enter into a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of the Company or any Subsidiary (other than the Merger);

(g)              (i) increase the salary, wages, benefits, bonuses or other compensation payable or to become payable to its current or former directors or officers, or materially increase the salary, wages, benefits, bonuses or other compensation payable or to become payable to its current or former employees, except, in each case, for increases required under employment agreements existing on the date hereof and disclosed to Parent; (ii) enter into any employment, change of control or severance agreement with, or establish, adopt, enter into or materially amend any Plan, bonus, profit sharing, thrift, stock option, restricted stock, pension, retirement, welfare, deferred compensation, employment, change of control, termination, severance or other benefit plan, agreement, policy or arrangement for the benefit of, any current or former director,  officer or employee; (iii) accelerate the payment of any compensation or benefit under any Plan; (iv) grant any new awards under any Plan; except in each of clauses (i) through (iv) in the ordinary course of business, consistent with past practices with respect to employees that are not officers or directors, or as may be required by the terms of any such plan, agreement, policy or arrangement in effect on the date hereof or as may be required by applicable Law;

(h)              other than in the ordinary course of business consistent with past practice or except to the extent required by Law, make or change any material Tax election, settle or compromise any material Tax liability of the Company or any of its Subsidiaries, agree to an extension of the statute of limitations with respect to the assessment or determination of material Taxes of the Company or any of its Subsidiaries, file any amended Tax Return with respect to any material Tax, enter into any closing agreement with respect to any material Tax or surrender any right to claim a material Tax refund;

(i)                make any change in financial accounting methods or method of income Tax accounting, principles or practices materially affecting the reported consolidated assets, liabilities or results of operations of the Company and its Subsidiaries, except insofar as may have been required by a change in GAAP or Law;

(j)                write up, write down or write off the book value of any of its assets, other than (i) in the ordinary course of business and consistent with past practice or (ii) as may be required by GAAP;

(k)               waive, settle or satisfy any material claim (which shall include, but not be limited to, any pending or threatened material Action), other than in the ordinary course of business and consistent with past practice or that otherwise do not exceed $1,000,000 in the aggregate (net of insurance recoveries);

(l)                enter into any agreement that restricts its ability to engage or compete in any line of business in any respect material to the business of the Company and the Subsidiaries, taken as a whole;

(m)              other than in the ordinary course of business consistent with past practice, and on terms not materially adverse to the Company and the Subsidiaries taken as a whole, enter into, amend or modify in any material respect, cancel or consent to the termination of any Specified Contract or any Contract that would be a Specified Contract if in effect on the date of this Agreement;

(n)              enter into, renew or amend in any material respect any transaction, agreement, arrangement or understanding between (i) the Company or any Subsidiaries, on the one hand, and (ii) any Affiliate of the Company (other than any of the Company’s Subsidiaries), on the other hand, of the type that would be required to be disclosed under Item 404 of Regulation S-K;

(o)              (i) assign, transfer, license or sublicense, mortgage or encumber, abandon, permit to lapse, or otherwise dispose of any material Intellectual Property, except for non-exclusive licenses or non-exclusive sublicenses of Owned Intellectual Property in the ordinary course of business, or (ii) fail to pay any fee, take any action or make any filing reasonably necessary to maintain the material Scheduled Intellectual Property;

(p)              (i) take any action that would reasonably be likely to prevent or materially delay satisfaction of the conditions contained in Section 7.01 or 7.02 or the consummation of the Merger, or (ii) take any action that would have or would reasonably be expected to have a Company Material Adverse Effect; or

(q)              announce an intention, enter into any formal or informal agreement or otherwise make a commitment, to do any of the foregoing.

SECTION 5.02       Conduct of Parent and Merger Co.  Each of Parent and Merger Co agrees that, from the date of this Agreement to the Effective Time, it shall not take any action that is (i) inconsistent with the terms and conditions of this Agreement; and (ii) intended to, or would reasonably be expected to, individually or in the aggregate, prevent, materially delay or materially impede the ability of Parent and Merger Co to consummate the Merger or the other transactions contemplated by this Agreement.

ARTICLE VI.
ADDITIONAL AGREEMENTS

SECTION 6.01       Proxy Statement; Other Filings.  As promptly as reasonably practicable following the date of this Agreement, (a) the Company shall prepare and file with the SEC the preliminary Proxy Statement, and (b) each of the Company, Parent and Merger Co shall cooperate to, and shall cause their respective Affiliates to cooperate to, prepare and file with the SEC all other documents that are required to be filed by such party in connection with the transactions contemplated hereby (the “Other Filings”).  Each of the Company, Parent and Merger Co shall furnish all information concerning itself and its Affiliates that is required to be included in the Proxy Statement or, to the extent applicable, the Other Filings, or that is customarily included in proxy statements or other filings prepared in connection with transactions of the type contemplated by this Agreement.  Each of the Company, Parent and Merger Co shall use its reasonable best efforts to respond as promptly as reasonably practicable to any comments of the SEC with respect to the Proxy Statement or the Other Filings, and the Company shall use its reasonable best efforts to cause the definitive Proxy Statement to be mailed to the Company’s stockholders as promptly as reasonably practicable after the Proxy Statement has been cleared by the SEC.  Each party shall promptly notify the other parties upon the receipt of any comments from the SEC or its staff or any request from the SEC or its staff for amendments or supplements to the Proxy Statement or the Other Filings and shall provide the other parties with copies of all correspondence between it and its representatives, on the one hand, and the SEC and its staff, on the other hand, relating to the Proxy Statement or the Other Filings.  If at any time prior to the Effective Time, any information relating to the Company, Parent, Merger Co or any of their respective Affiliates, officers or directors, should be discovered by the Company, Parent or Merger Co which should be set forth in an amendment or supplement to the Proxy Statement or the Other Filings, so that the Proxy Statement or the Other Filings shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, the party that discovers such information shall promptly notify the other parties, and an appropriate amendment or supplement describing such information shall be filed with the SEC and, to the extent required by applicable Law, disseminated to the stockholders of the Company.  Notwithstanding anything to the contrary stated above, prior to filing or mailing the Proxy Statement or filing the Other Filings (or, in each case, any amendment or supplement thereto) or responding to any comments of the SEC with respect thereto, the party responsible for filing or mailing such document shall provide the other parties with a reasonable opportunity to review and comment on such document or response and shall include in such document or response comments reasonably proposed by the other party, to the extent such comments relate specifically to statements made with respect to such other party or its Affiliates.  The Proxy Statement and the Other Filings that are filed by the Company will comply as to form in all material respects with the requirements of the Exchange Act and the rules and regulations promulgated thereunder.  The Company hereby covenants and agrees that none of the information included or incorporated by reference in the Proxy Statement or in the Other Filings to be made by the Company will, in the case of the Proxy Statement, at the date it is first mailed to the Company’s stockholders or at the time of the Company

Stockholders’ Meeting, or, in the case of any Other Filing, at the date it is first mailed to the Company’s stockholders or at the date it is filed with the SEC, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, except that no covenant is made by the Company with respect to statements made or incorporated by reference therein based on information supplied by Parent or Merger Co or any Affiliate of Parent or Merger Co in connection with the preparation of the Proxy Statement or the Other Filings for inclusion or incorporation by reference therein.  Parent and Merger Co hereby covenants and agree that none of the information supplied by Parent or Merger Co or any Affiliate of Parent or Merger Co for inclusion or incorporation by reference in the Proxy Statement or the Other Filings will, in the case of the Proxy Statement, at the date it is first mailed to the Company’s stockholders or at the time of the Company Stockholders’ Meeting, or, in the case of any Other Filing, at the date it is first mailed to the Company’s stockholders or, at the date it is filed with the SEC, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.  No covenant is made by either Parent or Merger Co with respect to statements made or incorporated by reference therein based on information supplied by the Company in connection with the preparation of the Proxy Statement or the Other Filings for inclusion or incorporation by reference therein.  All Other Filings that are filed by Parent or Merger Co will comply as to form in all material respects with the requirements of the Exchange Act and the rules and regulations promulgated thereunder.

SECTION 6.02       Company Stockholders’ Meeting; Recommendation.  The Company shall (i) subject to the penultimate sentence of this Section 6.02, duly call, give notice of, convene and hold a meeting of its stockholders (the “Company Stockholders’ Meeting”), as promptly as reasonably practicable after the SEC clears the Proxy Statement, and in any event shall hold the Company Stockholders’ Meeting within 25 business days after the Proxy Statement is mailed to its stockholders, for the purpose of voting upon the adoption of this Agreement, (ii) subject to the immediately succeeding sentence, use reasonable best efforts to solicit from its stockholders proxies in favor of the adoption of this Agreement and take all other action reasonably requested by Parent that is reasonably necessary or advisable to secure the Requisite Stockholder Vote, and (iii) subject to the immediately succeeding sentence, recommend to holders of the Shares that they adopt this Agreement and include such recommendation in the Proxy Statement (the “Recommendation”).  Neither the Company Board nor any committee thereof shall directly or indirectly (x) withdraw (or modify or qualify in a manner adverse to Parent or Merger Co) or publicly propose to withdraw (or modify or qualify in a manner adverse to Parent or Merger Co), the Recommendation; (y) take any other action or make any other public statement inconsistent with such Recommendation; or (z) approve or recommend, or propose publicly to approve or recommend, any Acquisition Proposal (any action described in clauses (x), (y) or (z) being referred to as a “Recommendation Withdrawal”); provided, that at any time prior to obtaining the Requisite Stockholder Vote, the Company Board (acting through, or based upon the advice of, the Special Committee if such committee still exists) may effect a Recommendation Withdrawal (subject, in the event of a Recommendation Withdrawal effected as a result of an Acquisition Proposal, to the Company having complied with its obligations under Section 6.04) if the Company Board (or the Special Committee, as applicable) determines in good faith (after consultation with outside counsel) that failure to take such action would be inconsistent with its fiduciary duties under applicable Law.  Notwithstanding any Recommendation Withdrawal, unless this Agreement is terminated pursuant to, and in accordance with, Section 8.01, this Agreement shall be submitted to the stockholders of the Company at the Company Stockholders’ Meeting for the purpose of adopting this Agreement.  The Company shall keep Parent updated with respect to proxy solicitation results as reasonably requested by Parent.

SECTION 6.03       Access to Information; Confidentiality.  (a)  Except as otherwise prohibited by applicable Law or as would violate any attorney-client privilege (it being understood that the parties shall use reasonable best efforts to make appropriate substitute disclosure arrangements to cause such information to be provided in a manner that does not result in such violation), from the date of this Agreement until the Effective Time, the Company shall (and shall cause the Subsidiaries to):  (i) provide to Parent and its Representatives (as defined in the Confidentiality Agreements) reasonable access, during normal business hours and upon reasonable prior notice by Parent, to the officers, employees, agents, properties, offices and other facilities of the Company and the Subsidiaries and to the books and records thereof; (ii) furnish to Parent within 25 days of the end of each month following the date hereof, an unaudited monthly consolidated balance sheet of the Company and its Subsidiaries for the month then ended and related consolidated statements of operations, cash flows and stockholders’ equity; and (iii) furnish promptly to Parent such other information concerning the business, properties, contracts, assets, liabilities, personnel and other aspects of the Company and the Subsidiaries as Parent or its Representatives may reasonably request.

(b)              All information obtained by Parent or its Representatives (as defined in the Confidentiality Agreements) pursuant to this Section 6.03 shall be kept confidential in accordance with the confidentiality agreement dated August 7, 2006, between Carlyle Investment Management, L.L.C. and the Company, and the confidentiality agreement dated August 11, 2006, between Providence Equity Partners Inc. and the Company, in each case, as supplemented by the consent of the Company, dated September 18, 2006, addressed to and acknowledged and agreed by, Carlyle Investment Management, L.L.C. and Providence Equity Partners Inc. (collectively, the “Confidentiality Agreements”).

SECTION 6.04       Solicitation.

(a)               Notwithstanding any other provision of this Agreement to the contrary, during the period beginning on the date of this Agreement and continuing until 11:59 p.m. (EST) on November 8, 2006 (the “Solicitation Period End Date”), the Company and its Subsidiaries and their respective officers, directors, employees, consultants, agents, advisors, affiliates and other representatives (“Company Representatives”) shall have the right (acting under the direction of the Special Committee) to directly or indirectly: (i) initiate, solicit and encourage Acquisition Proposals (as hereinafter defined), including by way of providing access to non-public information pursuant to (but only pursuant to) one or more customary confidentiality agreements on terms no more favorable to any third party than those contained in a Confidentiality Agreement; provided, that such confidentiality agreements may permit the third party to disclose information concerning the Company and its Subsidiaries received thereunder to debt (but, subject to Section 6.04(b)(B), not equity) financing sources; and provided further, that the Company shall provide to Parent any material non-public information concerning the

Company or its Subsidiaries that is provided to any Person given such access which was not previously provided to Parent concurrently with the time it is provided to such Person; and (ii) enter into and maintain discussions or negotiations with respect to Acquisition Proposals or otherwise cooperate with or assist or participate in, or facilitate any such inquiries, proposals, discussions or negotiations.

(b)           Subject to Sections 6.04(a) and 6.04(c), until the Effective Time or, if earlier, the termination of this Agreement in accordance with Article VIII, none of the Company, the Company’s Subsidiaries nor any of the Company Representatives shall, directly or indirectly, (A) initiate, solicit or knowingly encourage (including by way of providing information or providing access to its properties, books, records or personnel) the submission of any inquiries, proposals or offers or any other efforts or attempts that constitute or may reasonably be expected to lead to, any Acquisition Proposal or engage in any discussions or negotiations with respect thereto or otherwise knowingly cooperate with or knowingly assist or participate in, or knowingly facilitate any such inquiries, proposals, discussions or negotiations, (B) modify, waive, amend or release any standstill, confidentiality or similar agreements entered into by the Company or any of the Company’s Subsidiaries prior to the date hereof or any confidentiality agreement entered into by the Company or any of the Company’s Subsidiaries between the date hereof and the Effective Time; provided that the Company (acting under the direction of the Special Committee) may permit a party to any confidentiality agreement that the Company was not prohibited from entering into by the terms of this Section 6.04 to disclose information concerning the Company and its Subsidiaries (or provide access to their properties, books, records or personnel) received under such confidentiality agreement to specifically identified equity financing sources upon request if the Special Committee determines in good faith, after consultation with outside counsel, that permitting such disclosure would not be inconsistent with its fiduciary duties, (C) neglect to enforce the provisions of any such standstill, confidentiality or similar agreements, or (D) approve or recommend, or publicly propose to approve or recommend, an Acquisition Proposal or enter into any merger agreement, letter of intent, agreement in principle, share purchase agreement, asset purchase agreement or share exchange agreement, option agreement or other similar agreement providing for or relating to an Acquisition Proposal or enter into any agreement or agreement in principle requiring the Company to abandon, terminate or fail to consummate the transactions contemplated hereby or breach its obligations hereunder or resolve or authorize or propose or agree to do any of the foregoing.  Subject to Section 6.04(c) and except with respect to any Acquisition Proposal received prior to the Solicitation Period End Date with respect to which the requirements of Sections 6.04(c)(i), (ii) and (iii) have been satisfied as of the Solicitation Period End Date (any such Person so submitting such an Acquisition Proposal, an “Excluded Party”), as determined, with respect to any Excluded Party, by the Special Committee no later than the Solicitation Period End Date, on the Solicitation Period End Date (or, with respect to an Excluded Party, on such date thereafter that such Excluded Party ceases to be an Excluded Party pursuant to the last sentence of this Section 6.04(b)), the Company shall immediately cease and cause to be terminated any solicitation, encouragement, discussion or negotiation with any Persons conducted theretofore by the Company, its Subsidiaries or any Company Representatives with respect to any Acquisition Proposal.  Notwithstanding anything contained in Section 6.04 to the contrary, any Excluded Party shall cease to be an Excluded Party for all purposes under this Agreement at and after such time as the Acquisition Proposal made by such party fails, in the reasonable judgment of the Special Committee, to satisfy the requirements of Section 6.04(c)(i), (ii) or (iii).

(c)   Notwithstanding anything to the contrary contained in Section 6.04(b), if at any time following the date of this Agreement and prior to obtaining the Requisite Stockholder Vote, (i) the Company has received a written Acquisition Proposal, which Acquisition Proposal did not result from a breach of Section 6.04(b), that the Company Board (acting through, or based upon the advice of, the Special Committee if such committee still exists) believes in good faith to be bona fide, (ii) the Company Board (acting through, or based upon the advice of, the Special Committee if such committee still exists) determines in good faith, after consultation with its independent financial advisors and outside counsel, that such Acquisition Proposal constitutes or could reasonably be expected to result in a Superior Proposal and (iii) after consultation with its outside counsel, the Company Board (acting through, or based upon the advice of, the Special Committee if such committee still exists) determines in good faith that the failure to take such action would be inconsistent with its fiduciary duties under applicable Law, then the Company may (A) furnish information with respect to the Company and its Subsidiaries to the Person making such Acquisition Proposal and (B) participate in discussions or negotiations with the Person making such Acquisition Proposal regarding such Acquisition Proposal; provided, that the Company (x) will not, and will not allow Company Representatives to, disclose any non-public information to such Person without entering into a customary confidentiality agreement on terms no more favorable to such Person than those contained in a Confidentiality Agreement; provided, that such confidentiality agreements may permit such Person to disclose information concerning the Company and its Subsidiaries (or provide access to their properties, books, records or personnel) received thereunder to debt (but, subject to Section 6.04(b)(B), not equity) financing sources, and (y) will provide to Parent any non-public information concerning the Company or its Subsidiaries provided to such other Person which was not previously provided to Parent concurrently with the time it is provided to such Person.  Notwithstanding anything to the contrary contained in Section 6.04(b) or this Section 6.04(c), prior to obtaining the Requisite Stockholder Vote, the Company shall be permitted to take the actions described in clauses (A) and (B) above with respect to any Excluded Party until such time after the Solicitation Period End Date as such Excluded Party ceases to be an Excluded Party pursuant to the last sentence of Section 6.04(b).  From and after the Solicitation Period End Date, the Company shall within 24 hours notify Parent in the event it receives an Acquisition Proposal from a Person or group of related Persons, including the material terms and conditions thereof, and shall keep Parent apprised as to the status and any material developments, discussions and negotiations concerning the same on a current basis (and in any event no later than 24 hours after the occurrence of such developments, discussions or negotiations).  Without limiting the foregoing, the Company shall within 24 hours notify Parent orally and in writing if it determines to begin providing information or to engage in negotiations concerning an Acquisition Proposal from a Person or group of related Persons pursuant to this Section 6.04(c).  Within 24 hours of the Solicitation Period End Date, the Company shall notify Parent of the number of Excluded Parties and provide Parent a written summary of the material terms and conditions of each Acquisition Proposal received from any Excluded Party and, from and after the Solicitation Period End Date, keep Parent apprised as to the status and material developments, discussions and negotiations concerning the same on a current basis (and in any event no later than 24 hours after the occurrence of such developments, discussions or negotiations).

(d)   Notwithstanding anything in this Agreement to the contrary, if, at any time prior to obtaining the Requisite Stockholder Vote, the Company receives an Acquisition Proposal which the Company Board (acting through, or based upon the advice of, the Special Committee if such committee still exists) concludes in good faith constitutes a Superior Proposal after giving effect to all of the adjustments which may be offered by Parent pursuant to clause (ii) below, the Company Board (acting through, or based upon the advice of, the Special Committee if such committee still exists) may (x) effect a Recommendation Withdrawal or (y) terminate this Agreement to enter into a definitive agreement with respect to such Superior Proposal if, in the case of either the foregoing clauses (x) or (y), the Company Board (acting through, or based upon the advice of, the Special Committee if such committee still exists) determines in good faith, after consultation with outside counsel, that failure to take such action would be inconsistent with its fiduciary duties under applicable Law; provided, however that the Company shall not terminate this Agreement pursuant to the foregoing clause (y), and any purported termination pursuant to the foregoing clause (y) shall be void and of no force or effect, unless concurrently with such termination the Company pays the Termination Fee payable pursuant to Section 8.03(a); and provided, further, that the Company Board may not effect a Recommendation Withdrawal pursuant to the foregoing clause (x) or terminate this Agreement pursuant to the foregoing clause (y) unless:

(i)   the Company shall have provided prior written notice to Parent and Merger Co, at least 72 hours in advance (the “Notice Period”), of its intention to effect a Recommendation Withdrawal in response to such Superior Proposal or terminate this Agreement to enter into a definitive agreement with respect to such Superior Proposal, which notice shall specify the material terms and conditions of any such Superior Proposal (including the identity of the party making such Superior Proposal), and shall have contemporaneously provided a copy of the relevant proposed transaction agreements with the party making such Superior Proposal and other material documents; and

(ii)   prior to effecting such Recommendation Withdrawal or terminating this Agreement to enter into a definitive agreement with respect to such Superior Proposal, the Company shall, and shall cause its financial and legal advisors to, during the Notice Period, negotiate with Parent and Merger Co in good faith (to the extent Parent and Merger Co desire to negotiate) to make such adjustments in the terms and conditions of this Agreement so that such Acquisition Proposal ceases to constitute a Superior Proposal.

In the event of any material revisions to the Superior Proposal, the Company shall be required to deliver a new written notice to Parent and Merger Co and to comply with the requirements of this Section 6.04(d) with respect to such new written notice.

(e)   The Company agrees that any violations of the restrictions set forth in this Section 6.04 by any Company Representative shall be deemed to be a breach of this Section 6.04 by the Company.

(f)   As used in this Agreement, the term:

(i)   “Acquisition Proposal” means any inquiry, proposal or offer from any Person or group (other than Parent and its Affiliates) relating to any direct or indirect acquisition or purchase of 15% or more of the assets, net revenues or net income of the Company and its Subsidiaries, taken as a whole, or 15% or more of any class of equity securities of the Company then outstanding, any tender offer or exchange offer that if consummated would result in any Person beneficially owning 15% or more of any class of equity securities of the Company then outstanding, or any merger, reorganization, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company (or any Subsidiary or Subsidiaries of the Company whose business constitutes 15% or more of the assets, net revenues or net income of the Company and its Subsidiaries, taken as a whole), other than as contemplated by this Agreement;

(ii)   “Superior Proposal” means an Acquisition Proposal not solicited in violation of Section 6.04 that relates to an acquisition of more than 50% of the outstanding Shares or more than 50% of the assets, net revenues or income of the Company and its Subsidiaries, taken as a whole, that the Board of Directors of the Company (acting through, or based upon the advice of, the Special Committee, if such committee still exists) in good faith determines, would, if consummated, result in a transaction that is more favorable from a financial point of view to the stockholders of the Company than the transactions contemplated hereby (x) after receiving the advice of SunTrust, or another nationally recognized financial advisor, (y) after taking into account the likelihood of consummation of such transaction on the terms set forth therein (as compared to the terms herein, as may be adjusted pursuant to Section 6.04(d)(ii)) and (z) after taking into account all appropriate legal (with the advice of outside counsel), financial (including the financing terms of any such proposal), regulatory or other aspects of such proposal.

(g)               Nothing contained in this Section 6.04 or elsewhere in this Agreement shall prohibit the Company from taking and disclosing to its stockholders a position contemplated by Rule 14d-9 or 14e-2(a) promulgated under the Exchange Act; provided, any such disclosure (other than (i) a “stop, look and listen” letter or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act, (ii) a statement that the Company is unable to take a position with respect to the relevant tender offer (a “No-Position Statement”) or (iii) a rejection by the Company of the relevant tender offer) shall be subject to compliance by the Company with Section 6.04(d) and shall be deemed to be a Recommendation Withdrawal; provided that if the Company makes a No-Position Statement and the Company Board does not expressly publicly reaffirm the Recommendation at least four business days prior to the Company Stockholders’ Meeting, such No-Position Statement shall be deemed a Recommendation Withdrawal.

SECTION 6.05       Directors’ and Officers’ Indemnification and Insurance. (a)  For a period of six years after the Effective Time, unless otherwise required by applicable Law, the certificate of incorporation and bylaws (or equivalent organizational documents) of the Surviving Corporation and its Subsidiaries shall contain provisions no less favorable with respect to the indemnification of and advancement of expenses to directors and officers than are set forth in the Certificate of Incorporation or Bylaws (or equivalent organizational documents) of the Company (or the relevant Subsidiary) as in effect on the date hereof.  Parent shall and shall cause the Surviving Corporation to indemnify, and advance expenses to, each present and former director or officer of the Company and each Subsidiary (collectively, the “Indemnified Parties”), in and to the extent of their capacities as such and not as stockholders of the Company or any

Subsidiary, in respect of actions, omissions or events through the Effective Time to the fullest extent permitted by Law.  Without limiting the generality of the preceding sentence, if any Indemnified Party becomes involved in any actual or threatened action, suit, claim, proceeding or investigation covered by this Section 6.05 after the Effective Time, Parent shall, or shall cause the Surviving Corporation to, to the fullest extent permitted by Law, promptly advance to such Indemnified Party his or her legal or other expenses (including the cost of any investigation and preparation incurred in connection therewith).  Parent shall, and shall cause the Surviving Corporation to, honor and perform under all indemnification agreements entered into by the Company or any of its Subsidiaries prior to the date hereof, true and complete copies of which have been made available to Parent.

(b)              The Surviving Corporation shall either (i) cause to be obtained and shall maintain a “tail” insurance policy with a claims period of at least six years from the Effective Time with respect to directors’ and officers’ liability insurance in amount and scope, and with other material terms and conditions, at least as favorable as the Company’s existing policies for claims arising from facts or events that occurred prior to the Effective Time or (ii) maintain the existing officers’ and directors’ liability insurance policies maintained by the Company (provided that the Surviving Corporation may substitute therefor policies of at least the same coverage containing terms and conditions that are not less favorable to the Indemnified Parties) for a period of six years after the Effective Time so long as the annual premium therefor is not in excess of 300% of the last annual premium paid prior to the date hereof; provided, however, that if the existing officers’ and directors’ liability insurance policies expire, are terminated or cancelled during such six-year period or require an annual premium in excess of 300% of the current premium paid by the Company for such insurance, the Company will obtain as much coverage as can be obtained for the remainder of such period for a premium not in excess of 300% (on an annualized basis) of such current premium.

(c)               This Section 6.05 shall survive the consummation of the Merger and is intended to be for the benefit of, and shall be enforceable by, present or former directors or officers of the Company or its Subsidiaries, their respective heirs and personal representatives and shall be binding on the Surviving Corporation and its successors and assigns.  If Parent or the Surviving Corporation or any of its successors or assigns (i) shall consolidate with or merge into any other corporation or entity and shall not be the continuing or surviving corporation or entity of such consolidation or merger or shall cease to continue to exist for any reason or (ii) shall transfer all or substantially all of its properties and assets to any individual, corporation or other entity (including by dissolution), then, and in each such case, proper provisions shall be made so that the successors and assigns of Parent or the Surviving Corporation and the transferee or transferees of such properties and assets, as applicable, shall assume all of the obligations set forth in this Section 6.05.  The agreements and covenants contained herein shall not be deemed to be exclusive of any other rights to which any such present or former director or officer is entitled, whether pursuant to Law, contract or otherwise.  Nothing in this Agreement is intended to, shall be construed to, or shall, release, waive or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to the Company or any of its Subsidiaries or their respective officers, directors and employees, it being understood and agreed that the indemnification provided for in this Section 6.05 is not prior to or in substitution for any such claims under any such policies.

SECTION 6.06       Employee Benefits Matters.  (a)  Parent hereby agrees that, for a period of one year after the Effective Time, it shall, or it shall cause the Surviving Corporation and its Subsidiaries to, (i) provide each employee of the Company and the Subsidiaries as of the Effective Time (each, an “Employee”), with (x) base salary and incentive compensation opportunities (other than equity-based compensation) that are substantially comparable in the aggregate to those provided to such Employees immediately prior to the Effective Time, and (y) employee benefits (other than equity-based compensation) that are substantially comparable in the aggregate to those provided to such Employees immediately prior to the Effective Time under the Plans listed on Section 3.11(a) of the Company Disclosure Schedule, taking into account changes pursuant to Section 5.01(g).  Nothing herein shall be deemed to be a guarantee of employment for any Employee, or to restrict the right of the Surviving Corporation to terminate any Employee.  Notwithstanding the foregoing, nothing contained herein, whether express or implied, (i) shall be treated as an amendment or other modification of any Employee Plan, or (ii) shall limit the right of the Surviving Corporation or any of its Subsidiaries to amend, terminate or otherwise modify any Employee Plan following the Closing Date.  Parent, Merger Co and the Company acknowledge and agree that all provisions contained in this Section 6.06 with respect to Employees are included for the sole benefit of Parent, Merger Co and the Company, and that nothing herein, whether express or implied, shall create any third party beneficiary or other rights (i) in any other Person, including, without limitation, any Employees, former Employees, any participant in any Employee Plan, or any dependent or beneficiary thereof, or (ii) to continued employment with Parent, the Surviving Corporation, or any of their respective Affiliates or continued participation in any Employee Plan.

(b)              Employees shall receive credit for their services with the Company and any of its Subsidiaries (including for purposes of eligibility to participate, vesting, benefit accrual and eligibility to receive benefits, but excluding benefit accruals under any defined benefit pension plan) under any employee benefit plan, program or arrangement established or maintained by Parent, the Surviving Corporation or any of their respective subsidiaries under which each Employee may be eligible to participate on or after the Effective Time to the same extent recognized by the Company or any of the Subsidiaries under comparable Plans immediately prior to the Effective Time; provided, however, that such crediting of service shall not operate to duplicate any benefit or the funding of any such benefit.

(c)               With respect to the welfare benefit plans, programs and arrangements maintained, sponsored or contributed to by Parent or the Surviving Corporation (“Purchaser Welfare Benefit Plans”) in which an active Employee may become eligible to participate in the one-year period following the Effective Time, Parent shall (i) waive, or use reasonable best efforts to cause its insurance carrier to waive, all limitations as to preexisting and at-work conditions, if any, with respect to participation and coverage requirements applicable to each active Employee under any Purchaser Welfare Benefit Plan to the same extent waived under a comparable Plan and (ii) use reasonable best efforts to cause any eligible expenses incurred by any Employee and his or her covered dependents under comparable Plans during the plan year in which such individuals move to a comparable Purchaser Welfare Benefit Plan to be taken into account under the Purchaser Welfare Benefit Plans for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such Employee and his or her dependents as if such amounts had been paid in accordance with the Purchaser Welfare Benefit Plans.

(d)              Company ESPP.  On and after the date hereof, no future offering periods will be commenced or options will be granted under the ESPP.  The Company shall terminate the current offering periods and options outstanding under the ESPP on the date of this Agreement and the Company shall terminate the ESPP immediately prior to the Effective Time.  With respect to matters described in this Section 6.06(d), any material notices or other communication materials provided to the ESPP’s participants shall be provided reasonably in advance to Parent and the Company shall take into consideration in good faith Parent’s comments that are provided in writing.

(e)               For the avoidance of doubt, it is expressly agreed that the provisions of Section 9.06 shall apply to this Section 6.06.  From and after the Effective Time, Parent shall cause the Surviving Corporation and its Subsidiaries, as applicable, to honor and perform, in accordance with their terms, the Plans listed on Schedule 6.06(e) of the Company Disclosure Schedule.

SECTION 6.07       Notification of Certain Matters.  Subject to applicable Laws and the instructions of any Governmental Authority, each of the Company and Parent shall keep the other apprised of the status of matters relating to completion of the transactions contemplated hereby, including promptly furnishing the other with copies of notices or other communications received by Parent or the Company, as the case may be, or any of its Subsidiaries, from any Governmental Authority with respect to the Merger and the other transactions contemplated by this Agreement.  Between the date hereof and the Effective Time, the Company and Parent shall promptly notify each other orally and in writing of (i) the occurrence, or non-occurrence, of any event that, individually or in the aggregate, would reasonably be expected to cause any condition to the obligations of any party to effect the Merger and the other transactions contemplated by this Agreement not to be satisfied, (ii) the failure of such party to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it pursuant to this Agreement which, individually or in the aggregate, would reasonably be expected to result in any condition to the obligations of any party to effect the Merger and the other transactions contemplated by this Agreement not to be satisfied or (iii) any communication received (A) from any Person alleging a consent of such Person is or may be required in connection with the transactions contemplated by this Agreement or (B) from any Governmental Authority in connection with the transactions contemplated by this Agreement; provided, however, that the delivery of any notice pursuant to this Section 6.07 shall not cure any breach of any representation or warranty requiring disclosure of such matter prior to the date of this Agreement or otherwise limit or affect the remedies available hereunder to the party receiving such notice; and provided further that any failure to provide notice pursuant to this Section 6.07 shall not be deemed to be a breach of this Agreement for purposes of Sections 7.02(b) or 7.03(b) hereof.

SECTION 6.08       Financing.  (a)  Parent shall use its reasonable best efforts to arrange the Debt Financing as promptly as practicable taking into account the expected timing of the Marketing Period and the Expiration Date on the terms and conditions described in the Debt Commitment Letters (provided that Parent may replace or amend the Debt Commitment Letters so long as the terms (x) shall not expand upon the conditions precedent to the Debt Financing as set forth in the Debt Commitment Letters in any respect or (y) would not adversely affect the ability of Parent or Merger Co to consummate the transactions contemplated hereby or the likelihood of consummation of the transactions contemplated hereby or reasonably be expected to delay the Closing; and provided further, that in the event of any such amendment or replacement of the Debt Commitment Letters in accordance with the foregoing, the term “Debt Commitment Letters” as used herein shall be deemed to include the Debt Commitment Letters as so amended or replaced, and the term “Financing Commitment” as used herein shall be deemed to include the Equity Funding Letters and the revised Debt Commitment Letters), including using reasonable best efforts to (i) satisfy on a timely basis all terms, conditions, representations and warranties applicable to Parent set forth in the Debt Commitment Letters; (ii) negotiate and enter into definitive agreements with respect thereto on substantially the terms and conditions contemplated by the Debt Commitment Letters or on other terms acceptable to Parent (provided that such other terms (x) shall not expand upon the conditions precedent to the Debt Financing as set forth in the Debt Commitment Letters in any respect or (y) would not adversely affect the ability of Parent or Merger Co to consummate the transactions contemplated hereby or the likelihood of consummation of the transactions contemplated hereby or reasonably be expected to delay the Closing); and (iii) enforce its rights under the Debt Commitment Letters.  Parent will furnish correct and complete copies of all such definitive agreements (including any fee letters but redacting any confidential terms contained therein) to the Company promptly upon their execution.  If any portion of the Debt Financing becomes unavailable on the terms and conditions contemplated in the Debt Commitment Letters, Parent shall use its reasonable best efforts to arrange to obtain alternative financing from alternative sources (on terms and conditions no less favorable to Parent with respect to conditions precedent to the Debt Financing (as determined in the reasonable judgment of Parent) than the terms and conditions as set forth in the Debt Commitment Letters) in an amount sufficient to consummate the transactions contemplated by this Agreement as promptly as practicable following the occurrence of such event giving rise to such unavailability, but in any event no later than five calendar days after the final day of the Marketing Period.  Parent shall keep the Company informed on a reasonably current basis in reasonable detail of the status of its efforts to arrange the Debt Financing.  For purposes of this Agreement, “Marketing Period” shall mean the first period of 20 consecutive business days after the date hereof throughout which (A) Parent shall have the Required Financial Information (as defined below) that the Company is required to provide to Parent pursuant to Section 6.08(c), (B) the Company has made the Required Filings (as defined below) and (C) the conditions set forth in Section 7.01 shall be satisfied and nothing has occurred and no condition exists that would cause any of the conditions set forth in Sections 7.02(a), 7.02(b) or 7.02(d) to fail to be satisfied assuming the Closing were to be scheduled for any time during such 20 consecutive business day period; provided, that if the Marketing Period has not ended on or prior to December 15, 2006, the Marketing Period shall commence no earlier than January 2, 2007; and provided, further, that the “Marketing Period” shall not be deemed to have commenced if, prior to the completion of the Marketing Period, PricewaterhouseCoopers LLP shall have withdrawn its audit opinion with respect to any financial statements contained in the SEC Reports.

(b)              The Company agrees to provide, and shall cause the Subsidiaries and shall use its reasonable best efforts to cause the Company Representatives to provide, such cooperation in connection with the arrangement of the Debt Financing (including, without limitation, the issuance of senior notes and/or senior subordinated notes contemplated by the Commitment Letters) as may be reasonably requested by Parent (provided that such requested cooperation does not unreasonably interfere with the ongoing operations of the Company and the Subsidiaries), including without limitation (i) participation in meetings, road shows, drafting sessions, rating agency presentations and due diligence sessions customary and necessary for the consummation of the Debt Financing on the terms described in the Debt Commitment Letters, (ii) (A) furnishing Parent and its financing sources with financial and other pertinent information regarding the Company as may be customary for transactions of the type contemplated by the Debt Commitment Letters and reasonably requested by Parent, including all financial statements and financial data of the type required by Regulation S-X and Regulation S-K and of type and form customarily included in private placements under Rule 144A under the Securities Act to consummate the offering of secured or unsecured senior or senior subordinated notes (the “Required Financial Information”) and (B) filing such reports under the securities laws as may be customary for transactions of the type contemplated by the Debt Commitment Letters and reasonably requested by Parent (the “Required Filings”); provided that the Company shall not be required to file any projections pursuant to this Section 6.08, (iii) assisting Parent and its financing sources in the preparation of (A) offering documents for any portion of the Debt Financing and (B) materials for rating agency presentations, (iv) cooperating with the marketing efforts of Parent and its financing sources for any of the Debt Financing, (v) providing and executing customary closing documents as may be reasonably requested by Parent, including a certificate of the chief financial officer of the Company with respect to solvency matters, (vi) executing and delivering any pledge and security documents and otherwise facilitating the pledging of collateral, and (vii) using reasonable best efforts to obtain consents of accountants for use of their reports in any materials relating to the Debt Financing, accountants’ comfort letters, legal opinions, surveys and title insurance customary for transactions of the type contemplated by the Debt Commitment Letters and as reasonably requested by Parent.  Parent shall, promptly upon request by the Company, reimburse the Company for all reasonable out-of-pocket costs incurred by the Company or the Subsidiaries in connection with such cooperation.  Except to the extent disclosed to potential investors and lenders in connection with the Debt Financing, all non-public or otherwise confidential information regarding the Company obtained by Parent, Merger Co or their Representatives pursuant to this Section 6.08(b) shall be kept confidential in accordance with the Confidentiality Agreements.

SECTION 6.09       Further Action; Reasonable Best Efforts.

(g)           Subject to the terms and conditions of this Agreement, each party will use its reasonable best efforts to take, or cause to be taken, all actions to file, or cause to be filed, all documents and to do, or cause to be done, all things necessary, proper or advisable to consummate the transactions contemplated by this Agreement, including preparing and filing as promptly as practicable all documentation to effect all necessary filings, consents, waivers, approvals, authorizations, permits or orders from all Governmental Authorities or other Persons.  In furtherance and not in limitation of the foregoing, each party hereto agrees to make an appropriate filing of a Notification and Report Form pursuant to the HSR Act with respect to the transactions contemplated by this Agreement as promptly as practicable after the date hereof and to make, or cause to be made, the filings and authorizations, if any, required under the Other Antitrust Laws of jurisdictions other than the United States as promptly as reasonably practicable after the date hereof and to supply as promptly as reasonably practicable any additional information and documentary material that may be requested pursuant to the HSR Act or the Other Antitrust Laws of jurisdictions other than the United States and use its reasonable best efforts to take or cause to be taken all other actions necessary, proper or advisable consistent with this Section 6.09 to cause the expiration or termination of the applicable waiting periods, or receipt of required authorizations, as applicable, under the HSR Act or the Other Antitrust Laws of jurisdictions other than the United States as soon as practicable.  Without limiting the foregoing, the parties shall request and shall use reasonable best efforts to obtain early termination of the waiting period under the HSR Act.

(h)           Each of Parent and Merger Co, on the one hand, and the Company, on the other hand, shall, in connection with the efforts referenced in Section 6.09(a), obtain all requisite approvals and authorizations for the transactions contemplated by this Agreement, use its reasonable best efforts to (i) cooperate in all respects with each other in connection with any filing or submission and in connection with any investigation or other inquiry, including any proceeding initiated by a private party; (ii) keep the other party reasonably informed of any communication received by such party from, or given by such party to, the Federal Trade Commission (the “FTC”), the Antitrust Division of the Department of Justice (the “DOJ”) or any other Governmental Authority and of any communication received or given in connection with any proceeding by a private party, in each case regarding any of the transactions contemplated hereby; and (iii) permit the other party to review any communication given by it to, and consult with each other in advance of any meeting or conference with, the FTC, the DOJ or any other Governmental Authority or, in connection with any proceeding by a private party, with any other person, and to the extent permitted by the FTC, the DOJ or such other applicable Governmental Authority or other Person, give the other party the opportunity to attend and participate in such meetings and conferences.

(i)            In furtherance and not in limitation of the covenants of the parties contained in Sections 6.09(a) and (b), if any objections are asserted with respect to the transactions contemplated hereby under any Law or if any suit is instituted (or threatened to be instituted) by the FTC, the DOJ or any other applicable Governmental Authority or any private party challenging any of the transactions contemplated hereby as violative of any Law or which would otherwise prevent, materially impede or materially delay the consummation of the transactions contemplated hereby, each of Parent, Merger Co and the Company shall use its reasonable best efforts to resolve any such objections or suits so as to permit consummation of the transactions contemplated by this Agreement, including in order to resolve such objections or suits which, in any case if not resolved, would reasonably be expected to prevent, materially impede or materially delay the consummation of the Merger or the other transactions contemplated hereby; provided, however, that no party shall be required to, and the Company may not (without the prior written consent of Parent) take any such actions to resolve any such objections or suits which actions would reasonably be expected, individually or in the aggregate, to have a Company Material Adverse Effect.

(j)            Subject to the obligations under Section 6.09(c), in the event that any administrative or judicial action or proceeding is instituted (or threatened to be instituted) by a Governmental Authority or private party challenging the Merger or any other transaction contemplated by this Agreement, or any other agreement contemplated hereby, each of Parent, Merger Co and the Company shall cooperate in all respects with each other and use its respective reasonable best efforts to contest and resist any such action or proceeding and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the transactions contemplated by this Agreement.

SECTION 6.10       Public Announcements.  The initial press release relating to this Agreement shall be a joint press release the text of which has been agreed to by each of Parent and the Company.  Thereafter, except with respect to any Recommendation Withdrawal or any action taken pursuant to, and in accordance with, Section 6.04 or Article VIII, so long as this Agreement is in effect, each of Parent and the Company shall consult with each other before issuing any press release or otherwise making any public statements with respect to this Agreement or the Merger, except to the extent public disclosure is required by applicable Law or the requirements of the NASDAQ National Market, in which case the issuing party shall use its reasonable best efforts to consult with the other party before issuing any such release or making any such public statement.

SECTION 6.11       Resignations.  The Company shall use its reasonable best efforts to obtain and deliver to Parent at the Closing evidence reasonably satisfactory to Parent of the resignation effective as of the Effective Time, of those directors of the Company or any Subsidiary designated by Parent to the Company in writing at least ten business days prior to the Closing.

SECTION 6.12       Debt Tender and Consent Solicitation.  (a) As promptly as reasonably practicable after the request of Parent, the Company shall commence a Consent Solicitation and/or tender offer for all of the outstanding Convertible Notes (the “Debt Tender Offer”), or shall cooperate with Parent in connection with a Consent Solicitation and/or Debt Tender Offer by Parent or Merger Co, in each case on such reasonable terms and conditions as may be proposed from time to time by Parent.  Notwithstanding anything herein to the contrary, the Consent Solicitation and/or Debt Tender Offer shall not require any payment for the Convertible Notes and/or the consents under the Consent Solicitation to be made prior to the Effective Time.  Parent and Merger Co shall assist the Company in connection with any Consent Solicitation or Debt Tender Offer commenced by the Company upon the request of Parent hereunder.

(b)              In connection with any Consent Solicitation or Debt Tender Offer commenced by the Company upon the request of Parent hereunder, the Company shall prepare all necessary and appropriate documentation, including the offer to purchase, the terms of the consent, related letters of transmittal and other related documents and any Schedule TO or other filing with the SEC (collectively, the “Offer Documents”).  All mailings to the holders of the Convertible Notes in connection with the Consent Solicitation or Debt Tender Offer or related filings with the SEC shall be subject to the prior review and comment by each of the Company and Parent and shall be reasonably acceptable to each of them.  Each of Parent, Merger Co and the Company shall cooperate, and the Company shall cause its Subsidiaries to cooperate, and each of Parent, Merger Co and the Company shall use its reasonable best efforts to cause its respective representatives to cooperate with each other in connection with any such Consent Solicitation or Debt Tender Offer (including the preparation of the Offer Documents) and use reasonable best efforts to cause the payment for any Consent or the initial settlement of the Debt Tender Offer to occur simultaneously with the Effective Time.

(c)               Upon the request of Parent, the Company shall use its reasonable best efforts to obtain the Requested Consents.  Promptly upon receipt of Requested Consents permitting an amendment of the indenture governing the Convertible Notes and upon the request of Parent, the Company shall enter into a supplemental indenture reflecting the amendments to such indenture approved by such Requested Consents and shall use its reasonable best efforts to cause the indenture trustee to promptly enter into such supplemental indenture; provided, that the amendments contained in such supplemental indenture shall become effective upon signing, but not operative until the Closing and, if applicable, the acceptance of the Debt Tender Offer. The closing of any Debt Tender Offer shall be conditioned on the simultaneous occurrence of the Closing.  Simultaneously with the Closing and in accordance with the terms of any Consent Solicitation or Debt Tender Offer, if the Company shall have undertaken such Consent Solicitation or Debt Tender Offer, Parent or Merger Co shall provide the Company the funds necessary to consummate the Debt Tender Offer and/or Consent Solicitation (including the payment of all applicable premiums, consent fees and all related fees and expenses) and the Company, if applicable, shall accept for purchase and use such funds to purchase the Convertible Notes tendered in the Debt Tender Offer (the “Tendered Notes”).

(d)              If requested by Parent, the Company shall enter into one or more dealer manager agreements with such Persons as Parent shall reasonably request.  Parent shall pay the reasonable fees and expenses of any dealer manager, information agent, depositary or other agent retained in connection with any Consent Solicitation or Debt Tender Offer.

(k)           At Parent’s request, the Company shall cooperate with Parent in causing the satisfaction and discharge and/or covenant defeasance provisions of the Convertible Notes and the indenture pursuant to which they were issued to be satisfied on the date of the Closing; provided that Parent shall have sole responsibility for making any payments to the trustee and otherwise satisfying the requirements and conditions that must be satisfied in connection therewith.  Parent shall pay all costs incurred in connection with such satisfaction and discharge or covenant defeasance, including the reasonable fees and expenses of the Company’s outside counsel, accountants and/or financial advisors to the extent that Parent requests one or more of them to prepare or deliver any documentation required in connection therewith.

SECTION 6.13       Section 16(b).  The Company shall take all steps reasonably necessary to cause the transactions contemplated by this Agreement to be exempt under Rule 16b-3 promulgated by the SEC.

ARTICLE VII.
CONDITIONS TO THE MERGER

SECTION 7.01       Conditions to the Obligations of Each Party.  The obligations of the Company, Parent and Merger Co to consummate the Merger are subject to the satisfaction or waiver in writing (where permissible) of the following conditions:

(a)               Company Stockholder Approval.  This Agreement shall have been adopted by the Requisite Stockholder Vote.

(b)              Antitrust Approvals and Waiting Periods.  Any waiting period (and any extension thereof) applicable to the consummation of the Merger under applicable United States antitrust Laws, including the HSR Act, and material Other Antitrust Laws, shall have expired or been terminated, and any approvals required thereunder shall have been obtained.

(c)               No Order.  No Governmental Authority shall have enacted, issued, promulgated, enforced or entered any injunction, order, decree or ruling (whether temporary, preliminary or permanent) which is then in effect and has the effect of making consummation of the Merger illegal or otherwise preventing or prohibiting consummation of the Merger.

SECTION 7.02                  Conditions to the Obligations of Parent and Merger Co.  The obligations of Parent and Merger Co to consummate the Merger are subject to the satisfaction or waiver in writing (where permissible) of the following additional conditions:

(a)               Representations and Warranties.

(i)            The representations and warranties set forth in Sections 3.03(a), 3.03(b), 3.03(c) and 3.04 shall be true and correct in all material respects as of the Closing Date as though made on and as of such date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date); and

(ii)           The other representations and warranties of the Company set forth in this Agreement shall be true and correct (disregarding any Company Material Adverse Effect, materiality or similar qualifiers therein) as of the Effective Time as though made on and as of such time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct (disregarding any Company Material Adverse Effect, materiality or similar qualifiers) as of such earlier date); provided, however, that notwithstanding anything herein to the contrary, the condition set forth in this Section 7.02(a)(ii) shall be deemed to have been satisfied even if the representations and warranties of the Company are not so true and correct, unless the failure of such representations and warranties of the Company to be so true and correct, individually or in the aggregate, has had, or would reasonably be expected to have, a Company Material Adverse Effect.

(b)              Agreements and Covenants.  The Company shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Effective Time.

(c)               Officer’s Certificate.  The Company shall have delivered to each of Parent and Merger Co a certificate, dated the date of the Closing, signed by an officer of the Company and certifying as to the satisfaction of the conditions specified in Sections 7.02(a) and 7.02(b).

(d)              No Company Material Adverse Effect.  Since the date of this Agreement, there shall not have occurred any event, circumstance, development, change or effect that has had, or would reasonably be expected to have, a Company Material Adverse Effect.

SECTION 7.03                  Conditions to the Obligations of the Company.  The obligations of the Company to consummate the Merger are subject to the satisfaction or waiver in writing (where permissible) of the following additional conditions:

(a)               Representations and Warranties.  The representations and warranties of Parent and Merger Co set forth in this Agreement shall be true and correct (disregarding any materiality or similar qualifiers therein) as of the Effective Time as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct (disregarding any materiality or similar qualifiers therein) as of such earlier date); provided, however, that notwithstanding anything herein to the contrary, the condition set forth in this 7.03(a) shall be deemed to have been satisfied even if any representations and warranties of Parent and Merger Co are not so true and correct, unless the failure of such representations and warranties of Parent and Merger Co to be so true and correct, individually or in the aggregate, would prevent the consummation of the Merger or prevent Parent or Merger Co from performing its obligations under this Agreement.

(b)              Agreements and Covenants.  Merger Co shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Effective Time.

(c)               Officer’s Certificate.  Merger Co shall have delivered to the Company a certificate, dated the date of the Closing, signed by an officer on behalf of Merger Co, certifying as to the satisfaction of the conditions specified in Sections 7.03(a) and 7.03(b).

ARTICLE VIII.
TERMINATION, AMENDMENT AND WAIVER

SECTION 8.01                  Termination.  This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time by action taken or authorized by the Board of Directors of the terminating party or parties or, in the case of the Company, the Special Committee (if such committee still exists), notwithstanding any prior adoption of this Agreement by the stockholders of the Company (other than termination pursuant to Section 8.01(g)), as follows (the date of any such termination, the “Termination Date”):

(a)               by mutual written consent of Parent and the Company;

(b)              by either Parent or the Company if the Effective Time shall not have occurred on or before March 31, 2007 (the “Expiration Date”); provided, however, that the right to terminate this Agreement under this Section 8.01(b) shall not be available to the party whose failure to fulfill or observe any obligation under this Agreement has been the cause of, or resulted in, the failure of the Effective Time to occur on or before such date;

(c)               by either Parent or the Company if any Governmental Authority shall have enacted, issued, promulgated, enforced or entered any injunction, order, decree or ruling or taken any other action (including the failure to have taken an action) which, in either such case, has become final and non-appealable and has the effect of making consummation of the Merger illegal or otherwise preventing or prohibiting consummation of the Merger;

(d)              by Parent if (i) any of the representations and warranties of the Company herein are or become untrue or inaccurate such that Section 7.02(a) would not be satisfied, or (ii) there has been a breach on the part of the Company of any of its covenants or agreements herein such that Section 7.02(b) would not be satisfied, and, in either such case, such breach has not been, or cannot be, cured by the Expiration Date; provided, however, that Parent is not then in material breach of this Agreement so as to cause any of the conditions set forth in Sections 7.01, 7.03(a) or 7.03(b) not to be satisfied;

(e)               by the Company if (i) any of the representations and warranties of either Parent or Merger Co herein are or become untrue or inaccurate such that Section 7.03(a) would not be satisfied, or (ii) there has been a breach on the part of either Parent or Merger Co of any of its covenants or agreements herein such that Section 7.03(b) would not be satisfied, and, in either such case, such breach has not been, or cannot be, cured by the Expiration Date; provided, however, that the Company is not then in material breach of this Agreement so as to cause any of the conditions set forth in Sections 7.01, 7.02(a) or 7.02(b) not to be satisfied and the condition set forth in Section 7.02(d) would be satisfied if the Closing were then to occur;

(f)               by either Parent or the Company if at the Company Stockholders’ Meeting or any adjournment thereof at which this Agreement has been voted upon, the stockholders of the Company fail to adopt this Agreement by the Requisite Stockholder Vote;

(g)              by the Company prior to obtaining the Requisite Stockholder Vote, in accordance with, and subject to the terms and conditions of Section 6.04(d);

(h)              by the Company if all of the conditions set forth in Sections 7.01, 7.02(a), 7.02(b) and 7.02(d) have been satisfied and Parent has failed to consummate the Merger no later than 5 calendar days after the final day of the Marketing Period; or

(i)                by Parent if the Company Board or the Special Committee shall have (i) effected a Recommendation Withdrawal, or publicly proposed to effect a Recommendation Withdrawal, (ii) approved or recommended to the stockholders of the Company an Acquisition Proposal other than the Merger, or shall have resolved to effect the foregoing, or (iii) failed to include the Recommendation in the Proxy Statement.

SECTION 8.02                  Effect of Termination.  In the event of the termination of this Agreement pursuant to Section 8.01, this Agreement shall forthwith become null and void, and there shall be no liability or obligation under this Agreement on the part of any party hereto or their Affiliates, except that the Guarantees referred to in Section 4.08, the provisions of Sections 6.03(b), the last sentence of Section 6.08(b), this Section 8.02, Section 8.03 and Article IX shall survive any such termination; provided, however, that nothing herein shall relieve the Company from liability for any willful breach of any of its representations, warranties, covenants or agreements set forth in this Agreement prior to such termination that would reasonably be expected to cause any of the conditions set forth in Sections 7.01, 7.02(a), 7.02(b) or 7.02(d), as applicable, not to be satisfied.

SECTION 8.03                  Fees and Expenses.

(l)            In the event that this Agreement is terminated by the Company pursuant to Section 8.01(g) or by Parent pursuant to Section 8.01(i), then the Company shall pay the Termination Fee as directed in writing by Parent, at or prior to the time of termination in the case of a termination pursuant to Section 8.01(g) or as promptly as possible (but in any event within two business days) following termination of this Agreement in the case of a termination pursuant to Section 8.01(i).

(b)              In the event that this Agreement is terminated by Parent or the Company pursuant to Section 8.01(f) (or is terminated by the Company pursuant to a different section of Section 8.01 at a time when this Agreement was terminable pursuant to Section 8.01(f)) or by Parent pursuant to Section 8.01(d) (or is terminated by the Company pursuant to a different section of Section 8.01 at a time when this Agreement was terminable pursuant to Section 8.01(d)) or by Parent or the Company pursuant to Section 8.01(b) (or is terminated by the Company pursuant to a different section of Section 8.01 at a time when this Agreement was terminable by Parent pursuant to Section 8.01(b)) and (i) at any time after the date of this Agreement and prior to the Company Stockholders’ Meeting (in the case of a termination pursuant to Section 8.01(f)), or at any time prior to the breach giving rise to the right of termination (in the case of a termination pursuant to Section 8.01(d)) or at any time prior to the date of termination (in the case of a termination pursuant to Section 8.01(b)), a bona fide, written Acquisition Proposal involving the purchase of more than 50% of the outstanding Shares or more than 50% of the assets, net revenues or income of the Company and its Subsidiaries, taken as a whole, shall have been publicly announced or publicly made known and, in the case of a termination pursuant to Section 8.01(f), not both (x) publicly withdrawn and (y) publicly rejected by the Company Board, in each case at least twenty business days prior to the Company Stockholders’ Meeting, and, if within twelve months after such termination pursuant to Section 8.01(f), Section 8.01(d) or Section 8.01(b), the Company or any of the Subsidiaries enters into a definitive agreement with respect to, or consummates, any Acquisition Proposal involving the purchase of more than 50% of the outstanding Shares or more than 50% of the assets, net revenues or income of the Company and its Subsidiaries, taken as a whole (whether or not the same as that originally publicly announced or publicly made known), or (ii) within twelve months after such termination pursuant to Section 8.01(f), Section 8.01(d) or Section 8.01(b), the Company or any of its Subsidiaries enters into a definitive agreement with respect to, or consummates, any Acquisition Proposal involving the purchase of more than 50% of the outstanding Shares or more than 50% of the assets, net revenues or income of the Company and its Subsidiaries, taken as a whole, involving a Person or an Affiliate of a Person that entered into a confidentiality agreement with respect to the Company or any of the Subsidiaries prior to such termination, then, in the case of each of clauses (i) and (ii), on the date of such execution or consummation, the Company shall pay the Termination Fee as directed in writing to Parent, less the amount of any Parent Expenses previously paid to Parent by the Company.

(c)               In the event that this Agreement is terminated by Parent or the Company pursuant to Section 8.01(f) (or is terminated by the Company pursuant to a different section of Section 8.01 at a time when this Agreement was terminable pursuant to Section 8.01(f)) or by Parent pursuant to Section 8.01(d) (or is terminated by the Company pursuant to a different section of Section 8.01 hereof at a time when this Agreement was terminable pursuant to Section 8.01(d)) under circumstances in which the Termination Fee is not yet payable pursuant to this Section 8.03, then the Company shall pay as promptly as possible (but in any event within two business days) following receipt of an invoice therefor all of Parent’s actual and reasonably documented out-of-pocket fees and expenses (including reasonable legal fees and expenses) actually incurred by Parent and its Affiliates on or prior to the termination of this Agreement in connection with the transactions contemplated by this Agreement (“Parent Expenses”) as directed by Parent in writing, which amount shall not be greater than $5,000,000; provided, that the existence of circumstances which could require the Termination Fee to become subsequently payable by the Company pursuant to Section 8.03(b) shall not relieve the Company of its obligations to pay the Parent Expenses pursuant to this Section 8.03(c); and provided, further that the payment by the Company of Parent Expenses pursuant to this Section 8.03(c) shall not relieve the Company of any subsequent obligation to pay the Termination Fee pursuant to Section 8.03(b) except to the extent indicated in Section 8.03(b).

(d)              In the event that this Agreement is terminated by the Company pursuant to (i) Section 8.01(h) or (ii) Section 8.01(e) and at the time of such termination there is no state of facts or circumstances that would reasonably be expected to cause the conditions set forth in Section 7.01, 7.02(a), 7.02(b) and 7.02(d) not to be satisfied on or prior to the Expiration Date, then Parent shall pay the Company the Termination Fee as promptly as possible (but in any event within two business days) following such termination by the Company.

(e)               Any amount that becomes payable pursuant to Section 8.03(a), 8.03(b) or 8.03(c) or 8.03(d) shall be paid by wire transfer of immediately available funds to an account designated by the party entitled to receive such payment.

(f)               Each of the Company, Parent and Merger Co acknowledges that the agreements contained in this Section 8.03 are an integral part of the transactions contemplated by this Agreement, that without these agreements the Company, Parent and Merger Co would not have entered into this Agreement, and that any amounts payable pursuant to this Section 8.03 do not constitute a penalty.  If the Company fails to pay as directed in writing by Parent any amounts due to Parent or Merger Co pursuant to this Section 8.03 within the time periods specified in this Section 8.03 or Parent fails to pay the Company any amounts due to the Company pursuant to this Section 8.03 within the time periods specified in this Section 8.03, the Company or Parent, as applicable, shall pay the actual and reasonably documented costs and expenses (including reasonable legal fees and expenses) incurred by Parent or the Company, as applicable, in connection with any action, including the filing of any lawsuit, taken to collect payment of such amounts, together with interest on such unpaid amounts at the prime lending rate prevailing during such period as published in The Wall Street Journal, calculated on a daily basis from the date such amounts were required to be paid until the date of actual payment.  Notwithstanding anything to the contrary in this Agreement, the Company’s right to receive payment of the Termination Fee from Parent pursuant to this Section 8.03 or the guarantee thereof pursuant to the Guarantees shall be the sole and exclusive remedy of the Company and its Subsidiaries against Parent, Merger Co, the Guarantors and any of their respective former, current, or future general or limited partners, stockholders, managers, members, directors, officers, Affiliates or agents (or any of the former, current, or future general or limited partners, stockholders, managers, members, directors, officers, Affiliates or agents of any of the foregoing) for the loss suffered as a result of the failure of the Merger to be consummated, the termination of this Agreement, the failure to consummate the transactions contemplated by this Agreement and any claims or Actions under applicable Law arising out of any breach, termination or failure of or under this Agreement, and upon payment of such amount, none of Parent, Merger Co, the Guarantors or any of their respective former, current, or future general or limited partners, stockholders, managers, members, directors, officers, Affiliates or agents (or any of the former, current, or future general or limited partners, stockholders, managers, members, directors, officers, Affiliates or agents of any of the foregoing) shall have any further liability or obligation relating to or arising out of this Agreement or the transactions contemplated by this Agreement.

(g)           Except as otherwise set forth in this Section 8.03, or in Sections 6.08 and 6.12, all costs and expenses incurred in connection with this Agreement shall be paid by the party incurring such costs or expenses.

SECTION 8.04                  Amendment.  This Agreement may be amended by the parties hereto by action taken by or on behalf of their respective Boards of Directors at any time prior to the Effective Time; provided, however, that, after the adoption of this Agreement by the stockholders of the Company, no amendment shall be made except as allowed under applicable Law.  This Agreement may not be amended except by an instrument in writing signed by each of the parties hereto.

SECTION 8.05                  Waiver.  At any time prior to the Effective Time, any party hereto may (a) extend the time for the performance of any obligation or other act of any other party hereto, (b) waive any inaccuracy in the representations and warranties of any other party contained herein or in any document delivered pursuant hereto and (c) subject to the requirements of applicable Law, waive compliance with any agreement of any other party or any condition to its own obligations contained herein.  Any such extension or waiver shall be valid if set forth in an instrument in writing signed by the party or parties to be bound thereby.  The failure of any party to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of those rights.

ARTICLE IX.
GENERAL PROVISIONS

SECTION 9.01                  Non-Survival of Representations, Warranties and Agreements.  None of the representations, warranties, covenants and agreements in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time, except for those covenants and agreements contained herein and therein which by their terms apply in whole or in part after the Effective Time and then only to such extent.  Each of Parent, Merger Co and the Company acknowledges and agrees that, except for the representations and warranties expressly set forth in this Agreement, (a) no party makes, and has not made, any representations or warranties relating to itself or its businesses or otherwise in connection with the Merger, (b) no person has been authorized by any party to make any representation or warranty relating to itself or its businesses or otherwise in connection with the Merger and, if made, such representation or warranty must not be relied upon as having been authorized by such party, and (c) any estimates, projections, predictions, data, financial information, memoranda, presentations or any other materials or information provided or addressed to any party or any of its representatives are not and shall not be deemed to be or to include representations or warranties unless any such materials or information is expressly the subject of any representation or warranty set forth in this Agreement.

SECTION 9.02                  Notices.  All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (a) on the date of delivery if delivered personally, (b) on the first business day following the date of dispatch if delivered by a nationally recognized next-day courier service, (c) on the fifth business day following the date of mailing if delivered by registered or certified mail (postage prepaid, return receipt requested) or (d) if sent by facsimile transmission, when transmitted and receipt is confirmed.  All notices under Section 6.04 or Article VIII shall be delivered by facsimile transmission to the respective parties in accordance with this Section 9.02.  All notices hereunder shall be delivered to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 9.02):

if to Parent or Merger Co, to:

Harpoon Acquisition Corp.

c/o:

The Carlyle Group

101 South Tryon Street, 25th Floor
Charlotte, NC 28280
Attention:  Claudius E. Watts IV

Campbell R. Dyer

Facsimile: (704) 632-0299

and

c/o:

Providence Equity Partners, Inc.

390 Park Avenue, Fourth Floor

New York, NY 10022

Attention:  Julie Richardson

Christopher Gunther

Facsimile: (212) 521-0845

with copies to:

Latham & Watkins LLP

885 Third Avenue

New York, NY 10024

Attention:  Edward Sonnenschein

Jennifer S. Perkins

Facsimile: (212) 751-4864

and

Weil, Gotshal & Manges LLP

50 Kennedy Plaza, 9th Floor

Providence, RI 02903

Attention:  David Duffell

Facsimile: (401) 278-4701

if to the Company:

Open Solutions Inc.

455 Winding Brook Drive
Glastonbury, CT 06033

Attention:  Thomas N. Tartaro

Vice President, General Counsel & Secretary

Fax: (860) 815-5777

with copies to:

Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, New York 10017
Attention:  Peter J. Gordon
Fax: (212) 455-2502

and

Morris, Nichols, Arsht & Tunnell LLP

1201 N. Market Street

Wilmington, DE 19801

Attention: Andrew M. Johnston

Fax: (302) 425-3018

SECTION 9.03                  Certain Definitions.  (a)  For purposes of this Agreement:

“Affiliate” of a specified Person means a Person who, directly or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such specified Person.

“beneficial owner”, with respect to any Shares, has the meaning ascribed to such term under Rule 13d-3(a) of the Exchange Act.

“business day” means any day on which the principal offices of the SEC in Washington, D.C. are open to accept filings, or, in the case of determining a date when any payment is due, any day on which banks are not required or authorized to close in The City of New York.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company Material Adverse Effect” means any event, circumstance, development, change or effect that is, individually or in the aggregate with all other events, circumstances, developments, changes and effects, materially adverse to the business, financial condition, assets  or results of operations of the Company and its Subsidiaries, taken as a whole, other than (i) any change, circumstance, event or effect resulting from any of the following: (A) the announcement of the execution of this Agreement, or the pendency of consummation of the Merger, (B) changes in general economic or political conditions or the securities, credit or financial markets in general, (C) general changes or developments in the industries in which the Company and the Subsidiaries operate, including general changes in Law or regulation across such industries, (D) any acts of terrorism or war (other than to the extent that any of the foregoing causes any damage or destruction to, or renders unusable, any facility or property of the Company or any of its Subsidiaries), or (E) changes in generally accepted accounting principles or the interpretation thereof, except, in the case of the foregoing clauses (B), (C) or (D), to the extent such changes or developments referred to therein would reasonably be expected to have a materially disproportionate impact on the Company and the Subsidiaries, taken as a whole, or (ii) any failure to meet internal or published projections, forecasts or revenue or earning predictions for any period (provided that the underlying causes of such failure shall be considered in determining whether there is a Company Material Adverse Effect).

“Computer Software” means (i) computer programs, including any and all software implementations of algorithms, models and methodologies, whether in source code, object code, executable or binary code (ii) databases and compilations, including any and all data and collections of data, whether machine readable or otherwise, (iii) descriptions, flow-charts and other work product used to design, plan, organize, maintain, support or develop any of the foregoing, and (iv) all documentation, including programmers’ notes and source code annotations, user manuals and training materials relating to any of the foregoing, including any translations thereof.

“Consent Solicitation” means a solicitation of the Requested Consents from the holders of the Convertible Notes.

“control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, or as trustee or executor, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, as trustee or executor, by contract or credit arrangement or otherwise.

“Convertible Notes” means the Senior Subordinated Convertible Notes due 2035 of the Company.

“Environmental Laws” means all foreign, federal, state, or local statutes, common law, regulations, ordinances, codes, orders or decrees relating to the protection of the environment, including the ambient air, soil, surface water or groundwater, or relating to the protection of human health from exposure to Materials of Environmental Concern.

“Go Shop Termination Fee” means $12,000,000.

“Indebtedness” means (i) indebtedness of the Company or any of its Subsidiaries for borrowed money (including the aggregate principal amount thereof, the aggregate amount of any accrued but unpaid interest thereon and any prepayment penalties or other similar amounts payable in connection with the repayment thereof on or prior to the Closing Date),  (ii) obligations of the Company or any of its Subsidiaries evidenced by bonds, notes, debentures, letters of credit or similar instruments, (iii) obligations of the Company or any of its Subsidiaries under capitalized leases, (iv) obligations of the Company or any of its Subsidiaries under conditional sale, title retention or similar agreements or arrangements creating an obligation of the Company or any of its Subsidiaries with respect to the deferred purchase price of property, (v) obligations in respect of interest rate and currency obligation swaps, hedges or similar arrangements and (vi) all obligations of any of the Company or any of its Subsidiaries to guarantee any of the foregoing types of obligations on behalf of any Person other than the Company or any of its Subsidiaries.

“knowledge of the Company”, “Company’s knowledge” or “known to the Company” means the actual knowledge of any executive officer of the Company.

“Liens” means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset.

“Materials of Environmental Concern”  means any hazardous, acutely hazardous, or toxic substance or waste defined or regulated as such under Environmental Laws; petroleum, asbestos, lead, polychlorinated biphenyls, radon, or toxic mold; and any other substance the exposure to which would reasonably be expected, because of hazardous or toxic qualities, to result in liability under applicable Environmental Laws.

“Other Antitrust Laws” means any Law, other than the HSR Act, enacted by any Governmental Authority relating to antitrust matters or regulating competition.

“Person” means an individual, corporation, partnership, limited partnership, limited liability company, syndicate, Person (including a “person” as defined in Section 13(d)(3) of the Exchange Act), trust, association or entity or government, political subdivision, agency or instrumentality of a government.

“Publicly Available Software” means (i) any software that contains, or is derived in any manner (in whole or in part) from, any software that is distributed as free software, open source software (e.g. Linux), or pursuant to similar licensing and distribution models; and (ii) any software that requires as a condition of use, modification, and/or distribution of such software that such software or other software incorporated into, derived from, or distributed with such software (a) be disclosed or distributed in source code form; (b) be licensed for the purpose of making derivative works; or (c) be redistributable at no or minimal charge.  Publicly Available Software includes, without limitation, software licensed or distributed pursuant to any of the following licenses or distribution models similar to any of the following: (a) GNU General Public License (GPL) or Lesser/Library GPL (LGPL), (b) the Artistic License (e.g. PERL), (c) the Mozilla Public License, (d) the Netscape Public License, (e) the Sun Community Source License (SCSL), the Sun Industry Source License (SISL), and (f) the Apache Software License.

“Registration Rights Agreement” means the registration rights agreement dated February 2, 2005 among the Company, Wachovia Capital Markets, LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated.

“Requested Consents” means the consents of holders of a majority in principal amount of the Convertible Notes to amendments to the indenture in respect of the Convertible Notes as may be requested by Parent pursuant to Section 6.12 and/or waiver of the Registration Rights Agreement.

“Restricted Shares” means an award pursuant to a Company Stock Plan of Shares of Company Common Stock that is subject to vesting or other lapse restrictions.

“RSU” means an award pursuant to a Company Stock Plan of a right to Shares of Company Common Stock (or cash equal to or based on the value of shares of Company Common Stock), subject to vesting or other lapse restrictions.

“Self-Help Code” means any back door, time bomb, drop dead device, or other software routine designed to disable a computer program automatically with the passage of time or under the positive control of a Person other than the user of the program.

“subsidiary” or “subsidiaries” of the Company, the Surviving Corporation, Parent, Merger Co or any other Person means an Affiliate controlled by such Person, directly or indirectly, through one or more intermediaries, and, without limiting the foregoing, includes any entity in respect of which such Person, directly or indirectly, beneficially owns 50% or more of the voting securities or equity.

“Tax” means (i) all federal, state, local, foreign and other taxes (including withholding taxes), customs, duties, imposts and other similar governmental charges of any kind or nature whatsoever, together with any interest and any penalties, additions or additional amounts with respect thereto, (ii) any liability for payment of amounts described in clause (i) whether as a result of transferee liability, joint and several liability for being a member of an affiliated, consolidated, combined, unitary or other group for any period, or otherwise by operation of law, and (iii) any liability for the payment of amounts described in clause (i) or (ii) as a result of any tax sharing, tax indemnity or tax allocation agreement or any other express or implied agreement to pay or indemnify any other Person.

“Tax Return” means any return, declaration, report, statement, information statement or other document filed or required to be filed with respect to Taxes, including any claims for refunds of Taxes, any information returns and any amendments or supplements of any of the foregoing.

“Termination Fee” means $30,000,000, except in the event that this Agreement is terminated by the Company pursuant to Section 8.01(g) in order to enter into a definitive agreement with respect to an Acquisition Proposal with an Excluded Party on or prior to the Solicitation Period End Date, in which case the Termination Fee shall mean the Go Shop Termination Fee.

“Unauthorized Code” means any virus, trojan horse, worm, or other software routines or hardware components designed to permit unauthorized access, to disable, erase, or otherwise harm software, hardware, or data.

(b)              The following terms have the meaning set forth in the Sections set forth below:

Defined Term	Location of Definition
Acquisition Proposal	§ 6.04
Action	§ 3.10
Affiliate	§ 9.03
Agreement	Preamble
Annual Maintenance Agreement	§ 3.17
beneficial owner	§ 9.03
business day	§ 9.03
Capitalization Date	§ 3.03
Certificate of Merger	§ 1.03
Certificates	§ 2.01
Change in Control Agreement	§ 3.11
Closing	§ 1.02
Closing Date	§ 1.02
Company	Preamble
Company Board	Recitals
Company Common Stock	§ 2.01
Company Disclosure Schedule	Preamble to Article III
Company Material Adverse Effect	§ 9.03
Company Permits	§ 3.06
Company Preferred Stock	§ 3.03
Company Representatives	§ 6.04
Company Stock Options	§ 2.04
Company Stock Plans	§ 2.04
Company Stockholders’ Meeting	§ 6.02
Company’s knowledge	§ 9.03
Confidentiality Agreements	§ 6.03
Consent Solicitation	§ 9.03
Contract	§ 3.05
control	§ 9.03
Convertible Notes	§ 9.03
Customer Agreement	§ 3.17
Debt Commitment Letters	§ 4.07
Debt Financing	§ 4.07
Debt Tender Offer	§ 6.12
DGCL	§ 1.01
Dissenting Shares	§ 2.05
DOJ	§ 6.09
Effective Time	§ 1.03
Employee	§ 6.06
Environmental Laws	§ 9.03
Equity Financing	§ 4.07
Equity Funding Letters	§ 4.07
ERISA	§ 3.11
ERISA Affiliate	§ 3.11

Defined Term	Location of Definition
ESPP	§ 3.03
Exchange Act	§ 3.05
Exchange Fund	§ 2.02
Excluded Party	§ 6.04
Expenses	§ 8.03
Expiration Date	§ 8.01
Financing	§ 4.07
Financing Commitments	§ 4.07
Foreign Benefit Plan	§ 3.11
FTC	§ 6.09
GAAP	§ 3.07
Governmental Authority	§ 3.05
Guarantees	§ 4.08
Guarantors	§ 4.08
HSR Act	§ 3.05
Indebtedness	§ 9.03
Indemnified Parties	§ 6.05
Indenture	§ 3.03
Infringe	§ 3.14
Intellectual Property	§ 3.14
Investments	§ 3.03
IRS	§ 3.11
knowledge of the Company	§ 9.03
Law	§ 3.05
Leased Properties	§ 3.13
Leases	§ 3.13
Liens	§ 9.03
Marketing Period	§ 6.08
Materials of Environmental Concern	§ 9.03
Merger	Recitals
Merger Co	Preamble
Merger Consideration	§ 2.01
Multiemployer Plan	§ 3.11
Multiple Employer Plan	§ 3.11
No-Position Statement	§ 6.04(g)
Notice Period	§ 6.04
Offer Documents	§ 6.12
Option Merger Consideration	§ 2.04
Other Transactions	§ 3.04
Other Filings	§ 6.01
Outsourcing Agreement	§ 3.17
Owned Intellectual Property	§ 3.14
Owned Software	§ 3.14
Parent	Preamble
Parent Expenses	§ 8.03

Defined Term	Location of Definition
Paying Agent	§ 2.02
Person	§ 9.03
Permitted Liens	§ 3.13
Plans	§ 3.11
Proxy Statement	§ 3.05
Purchaser Welfare Benefit Plans	§ 6.06
Recommendation	§ 6.02
Recommendation Withdrawal	§ 6.02
Regulation S-K	§ 3.08
Regulation S-X	§ 3.07
Representatives	§ 6.03
Requisite Stockholder Vote	§ 3.04
Reseller Agreement	§ 3.17
Rollover Optionees	§ 2.04
Sarbanes-Oxley Act	§ 3.06
Scheduled Intellectual Property	§ 3.14
SEC	§ 3.05
SEC Reports	§ 3.07
Section 203	§ 3.19
Section 262	§ 2.02
Securities Act	§ 3.07
Shares	§ 2.01
Solicitation Period End Date	§ 6.04
Special Committee	§ 3.19
Specified Contract	§ 3.17
subsidiaries	§ 9.03
Subsidiary	§ 3.01
subsidiary	§ 9.03
SunTrust	§ 3.20
Superior Proposal	§ 6.04
Surviving Corporation	§ 1.01
Tax or Taxes	§ 9.03
Tax Returns	§ 9.03
Tendered Notes	§ 6.12
Termination Date	§ 8.01
Third Party Licenses	§ 3.14
Wachovia	§ 3.21

(c)               When a reference is made in this Agreement to Sections, Schedules or Exhibits, such reference shall be to a Section, Schedule or Exhibit of this Agreement, respectively, unless otherwise indicated.  Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”.  Unless otherwise specified, the words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole (including the Company Disclosure Schedule and Exhibits) and not any particular provision of this Agreement.  The term “or” is not exclusive.  The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms.  Unless otherwise expressly defined, terms defined in this Agreement have the same meanings when used in any Exhibit or Schedule hereto, including the Company Disclosure Schedule.  References to a Person are also to its permitted successors and assigns.  Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms.  The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if”.  References to a Person are also to its permitted successors and assigns.

SECTION 9.04                  Severability.  If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party.  Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

SECTION 9.05                  Entire Agreement; Assignment.  This Agreement, the Guarantees and the Confidentiality Agreements constitute the entire agreement among the parties hereto with respect to the subject matter hereof and thereof and supersede all prior agreements and undertakings, both written and oral, among the parties hereto, or any of them, with respect to the subject matter hereof and thereof.  No party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the consent of the other parties hereto (and any purported assignment without such consent shall be void and without effect), except that each of Parent and Merger Co may assign all or any of its rights and obligations hereunder to any Affiliate of Parent or, after the Closing, in connection with a merger, consolidation or sale of all or substantially all of the assets of Parent or the Surviving Corporation and its Subsidiaries; provided, however, that no such assignment shall relieve the assigning party of its obligations hereunder if such assignee does not perform such obligations.

SECTION 9.06                  Parties in Interest.  This Agreement shall be binding upon and inure solely to the benefit of each party hereto, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement, other than Section 6.05 (which is intended to be for the benefit of the Persons covered thereby and may be enforced by such Persons).

SECTION 9.07                  Governing Law.  This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware (without giving effect to the choice of law principles therein).

SECTION 9.08                  Specific Performance; Submission to Jurisdiction.  (a) The Company agrees that to the extent it has incurred losses or damages in connection with this Agreement, (i) the maximum aggregate liability of Parent and Merger Co for such losses or damages shall be limited to $30,000,000, (ii) the maximum liability of the Guarantors, directly or indirectly, shall be limited to the express obligations of the Guarantors under the Guarantees, and (iii) in no event shall the Company seek to recover any money damages in excess of such amount from Parent, Merger Co or the Guarantors or any of their respective stockholders, partners, members, affiliates, directors, officers, employees or agents in connection therewith.

(b)              The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed by the Company in accordance with their specific terms or were otherwise breached.  It is accordingly agreed that Parent and Merger Co shall, prior to the termination of this Agreement pursuant to Section 8.01, be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in Court of Chancery or other courts of the State of Delaware, this being in addition to any other remedy to which such party is entitled at law or in equity, subject to the limitations in paragraph (a) of this Section 9.08.  The parties acknowledge that the Company shall not be entitled to an injunction or injunctions to prevent breaches of this Agreement by Parent or Merger Co or to enforce specifically the terms and provisions of this Agreement and that the Company’s sole and exclusive remedy with respect to any such breach shall be the remedy set forth in Section 8.03(d) and Section 9.08(a); provided that the Company shall be entitled to specific performance against Parent and Merger Co to prevent any breach by Parent or Merger Co of Section 6.03(b) and the last sentence of Section 6.08(b).

(c)               Each of the parties hereto (i) consents to submit itself to the personal jurisdiction of the Court of Chancery or other courts of the State of Delaware in the event any dispute arises out of this Agreement or any of the transactions contemplated by this Agreement, (ii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from such court, (iii) agrees that it will not bring any action relating to this Agreement or any of the transactions contemplated by this Agreement in any court other than the Court of Chancery or other courts of the State of Delaware and (iv) to the fullest extent permitted by Law, consents to service being made through the notice procedures set forth in Section 9.02.  Each party hereto hereby agrees that, to the fullest extent permitted by Law, service of any process, summons, notice or document by U.S. registered mail to the respective addresses set forth in Section 9.02 shall be effective service of process for any suit or proceeding in connection with this Agreement or the transactions contemplated hereby.

SECTION 9.09                  Waiver of Jury Trial.  Each of the parties hereto hereby waives to the fullest extent permitted by applicable Law any right it may have to a trial by jury with respect to any litigation directly or indirectly arising out of, under or in connection with this Agreement or the Merger.  Each of the parties hereto (a) certifies that no representative, agent or attorney of any other party has represented, expressly or otherwise, that such other party would not, in the event of litigation, seek to enforce that foregoing waiver and (b) acknowledges that it and the other parties hereto have been induced to enter into this Agreement and the Merger, as applicable, by, among other things, the mutual waivers and certifications in this Section 9.09.

SECTION 9.10                  Headings.  The descriptive headings contained in this Agreement are included for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.

SECTION 9.11                  Counterparts.  This Agreement may be executed and delivered (including by facsimile or other electronic transmission) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

[signature page follows]

IN WITNESS WHEREOF, Parent, Merger Co and the Company have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

HARPOON ACQUISITION CORPORATION

By	/s/ Claudius E. Watts IV
Name: Claudius E. Watts IV
Title: Representative

HARPOON MERGER CORPORATION

By	/s/ Claudius E. Watts IV
Name: Claudius E. Watts IV
Title: Representative

OPEN SOLUTIONS INC.

By	/s/ Kenneth J. Saunders
Name: Kenneth J. Saunders
Title: Executive Vice President and
Chief Financial Officer

[Signature Page to Merger Agreement]